Exhibit 99.111

Execution Version

AMENDED AND RESTATED OFFTAKE AGREEMENT

Between

I-80 GOLD CORP.

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PREMIER GOLD MINES USA, INC.

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GOLDCORP DEE LLC

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PREMIER GOLD MINES NEVADA INC.

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AU-REKA GOLD LLC

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OSGOOD MINING COMPANY, LLC

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RUBY HILL MINING COMPANY, LLC

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EACH OF THE OTHER GUARANTORS FROM TIME TO TIME PARTY HERETO

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OMF FUND II (O) LTD., OMF FUND III (CR) LTD. AND EACH OF THE OTHER PURCHASERS FROM TIME TO TIME PARTY HERETO

December 13, 2021

Table of Contents

Page

1.	DEFINITIONS AND INTERPRETATION	4
1.1	Defined Terms	4
1.2	Certain Rules of Interpretation	17
1.3	Measurements	17
1.4	Currency and Manner of Payment	18
1.5	Time of Essence	18
2.	effect of Amended and restated agreement	18
2.1	Effect and Rights of Parties	18
3.	PURCHASE, SALE AND DELIVERY	18
3.1	Purchase and Sale of Refined Gold	19
3.2	Product Specifications	19
3.3	Delivery Obligations	19
3.4	Passing of Title	20
3.5	Documentation	20
3.6	Annual Gold Quantity	21
3.7	Designation of Seller	21
4.	PricING AND PAYMENT	21
4.1	Payment	21
4.2	Replacement Pricing	22
5.	Taxes, Tariffs and Duties	23
6.	TERM AND TERMINATION	23
6.1	Term	23
6.2	Purchasers’ Right to Terminate	23
6.3	Seller’s Right to Terminate	24
6.4	Effect of Termination	24
7.	REPORTING; Books and records; INSPECTIONS	25
7.1	Annual Forecasts	25
7.2	Operations Reports	25
7.3	Other Notices	25
7.4	Books and Records; Audits	26
7.5	Inspections	26
8.	MANAGEMENT OF OPERATIONS	27
8.1	Maintenance of Existence	27

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8.2	Performance of Mining Operations	27
8.3	Maintenance of Mining Rights	27
8.4	Processing and Sale of Eligible Project Minerals	28
8.5	Commingling	29
8.6	Stockpiling off Property	29
8.7	Insurance	30
8.8	Authorizations	30
8.9	Amendments to JV Agreement	30
9.	representations and warranties	30
9.1	Representations and Warranties of the Purchaser	30
9.2	Representations and Warranties of the i-80 Group Entities	31
10.	Indemnification	33
11.	GUARANTEED OBLIGATIONS	34
11.1	Guarantee	34
11.2	Transfers of Guarantor Obligations	36
12.	TRANSFER RIGHTS	36
12.1	Transfer Rights of Purchasers	36
12.2	Transfer Rights of Seller	36
13.	The Purchasers and The Purchasers’ Agent	37
13.1	Decision-Making	37
13.2	Purchasers’ Obligations Several; No Partnership	37
13.3	Purchasers’ Agent	38
13.4	Sharing of Information	38
13.5	Amendments to this Article	39
13.6	Number of Purchasers	39
14.	Governing Law and Attornment	39
15.	disputes and ARBITRATION	39
16.	CONFIDENTIALITY AND DISCLOSURES	40
16.1	Confidentiality	40
16.2	Press Releases and Public Disclosure	41
17.	NOTICES	42
18.	MISCELLANEOUS	43
18.1	Further Assurances	43
18.2	No Partnership or Joint Venture	43
18.3	Severability	43

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18.4	Entire Agreement	43
18.5	Amendments	43
18.6	Waivers	43
18.7	Specific Performance	43
18.8	Benefit of Agreement	44
18.9	Costs and Expenses	44
18.10	Execution in Counterparts	44

SCHEDULES

SCHEDULE A	-	Purchasers
SCHEDULE 1.1	-	Permitted Royalties
SCHEDULE 9.2(e)	-	Subsidiaries
SCHEDULE 9.2(f)	-	Eligible Project Ownership Interests
SCHEDULE 9.2(g)	-	Eligible Project Real Property

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AMENDED AND RESTATED OFFTAKE AGREEMENT

THIS AGREEMENT is made as of the 13th day of December, 2021.

BETWEEN:

I-80 GOLD CORP., a corporation existing under the laws of the Province of British Columbia (the “Corporation”)

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PREMIER GOLD MINES USA, INC., a corporation existing under the laws of the State of Delaware (“Premier USA”)

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GOLDCORP DEE LLC, a limited liability company existing under the laws of the State of Nevada (the “Seller”)

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Premier Gold Mines Nevada Inc., a corporation formed under the laws of the State of Delaware (“Premier Nevada”)

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AU-REKA GOLD LLC, a limited liability company existing under the laws of the State of Delaware (“Au-Reka”)

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OSGOOD MINING COMPANY, LLC, a limited liability company existing under the laws of the State of Nevada (“Osgood”)

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RUBY HILL MINING COMPANY, LLC, a limited liability company existing under the laws of the State of Nevada (“Ruby LLC”)

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EACH OF THE OTHER GUARANTORS FROM TIME TO TIME PARTY HERETO

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OMF FUND II (O) LTD., OMF FUND III (CR) LTD. AND EACH OF THE OTHER PURCHASERS FROM TIME TO TIME PARTY HERETO

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OMF FUND II (O) LTD., a company formed under the laws of Cayman Islands, in its capacity as the Purchasers’ Agent.

WHEREAS:

(A)	Certain of the Parties previously entered into an offtake agreement dated June 2, 2016 (the “Initial Offtake Agreement”) for the sale of Refined Gold.
(B)	The Initial Offtake Agreement was amended on September 30, 2016 (the “First Amendment”) to, among other things, increase the amount of Refined Gold sold thereunder and to add additional parties.
(C)	The Initial Offtake Agreement, as amended by the First Amendment, was amended and restated effective January 31, 2019 (the “First Amended and Restated Offtake Agreement”).
(D)	The First Amended and Restated Offtake Agreement was amended and restated effective March 4, 2020 (the “Second Amended and Restated Offtake Agreement”).
(E)	OMF Fund II SO Ltd., the purchaser and purchasers’ agent under the Second Amended and Restated Offtake Agreement, transferred all of its rights and obligations thereunder to its Affiliate, OMF Fund II (O) Ltd., on May 1, 2020.
(F)	Pursuant to an arrangement agreement dated December 16, 2020 among Premier Gold Mines Limited (“Premier”), Equinox Gold Corp. (“Equinox Gold”) and the Corporation (the “Arrangement Agreement”), the parties thereto agreed to implement a statutory plan of arrangement (the “Arrangement”) whereby Equinox Gold would acquire all of the issued and outstanding shares of Premier and Premier would concurrently assign all of its ownership interest in Premier USA to the Corporation in a spin-out transaction of Premier’s U.S. assets (the “Spin-Out”).
(G)	Concurrently with the closing of the Arrangement, the Parties entered into a new offtake agreement dated April 7, 2021 to give effect to the Spin-Out (the “i-80 Offtake Agreement”).
(H)	Concurrently with the closing of the Arrangement and the execution of the i-80 Offtake Agreement, the Purchaser entered into a third amended and restated offtake agreement with Premier and certain of its Subsidiaries (the “Third Amended and Restated Offtake Agreement”).
(I)	Certain parties and projects that were included in the Second Amended and Restated Offtake Agreement were not included in the i-80 Offtake Agreement and were included in the Third Amended and Restated Offtake Agreement to reflect the Spin-Out.
(J)	Pursuant to the transaction agreement, dated December 15, 2020, among Premier, Premier Gold Mines Hardrock Inc. and OMF Fund II (Sc) Ltd., an Affiliate of the Purchaser, it was agreed that the project transfer fee in Section 12.2(c) of the Second Amended and Restated Offtake Agreement that would have been payable to the Purchaser upon the occurrence of the Spin-Out would be waived by the Purchaser on the condition that the Parties concurrently enter into the i-80 Offtake Agreement and the Third Amended and Restated Offtake Agreement.
(K)	On April 15, 2021, the Corporation completed the acquisition of all of the outstanding membership interests in Osgood, the owner of the Granite Creek Project, located in Nevada from certain Affiliates of Waterton Global Resource Management, Inc (collectively “Waterton”). Upon the Corporation’s acquisition of the Granite Creek Project, pursuant to the terms of the i-80 Offtake Agreement, (i) the Granite Creek Project became an Eligible Project under the i-80 Offtake Agreement; and (ii) Osgood became a Guarantor under the i-80 Offtake Agreement.

(L)	Pursuant to a notice provided by the Corporation to the Purchaser dated June 2, 2021 and acknowledged and consented to by the Purchaser, the Corporation designated Goldcorp Dee LLC as the seller under the i-80 Offtake Agreement and the Corporation became a Guarantor under the i-80 Offtake Agreement.
(M)	Subsequent to the parties entering into the i-80 Offtake Agreement, the Corporation acquired the Ruby Hill Project from Waterton, and the Buffalo Mountain Project and the Lone Tree Project from Nevada Gold Mines, LLC, and the Seller Transferred its entire ownership interest in the South Arturo Project to Nevada Gold Mines, LLC (the “South Arturo Transfer”) in connection with the acquisition of the Buffalo Mountain Project and Lone Tree Project from Nevada Gold Mines, LLC (collectively, the “i-80 Transactions”).
(N)	The South Arturo Transfer triggered the requirement of the Seller to pay a Project Transfer Fee to the Purchaser under Section 12.2(c) of the i-80 Offtake Agreement.
(O)	Pursuant to a letter agreement dated September 3, 2021 between the Corporation and the Purchaser, as amended by the letter agreement dated October 14, 2021 (the “Letter Agreement”), the parties agreed that the Corporation would pay US$[Redacted - commercially sensitive information] to the Purchaser (or an Affiliate thereof) in the form of common shares of the Corporation on the terms and conditions set out in the Letter Agreement (the “South Arturo Project Transfer Fee”) to satisfy the requirements of Section 12.2(c) of the i-80 Offtake Agreement in relation to the South Arturo Transfer.
(P)	Pursuant to the Letter Agreement, the South Arturo Project ceased to be subject to this Agreement.
(Q)	The Parties now wish to amend and restate the i-80 Offtake Agreement to, among other things, give effect to the i-80 Transactions, on and from the Restatement Date, on the terms set out in this Agreement.
(R)	Premier USA or its Affiliates owns, directly or indirectly, interests in the Projects.
(S)	The Seller has agreed to sell to the Purchasers, and the Purchasers have agreed to purchase from the Seller, Refined Gold, on and subject to the terms and conditions of this Agreement.
(T)	The Guarantors have agreed to guarantee the performance of the Seller’s obligations under this Agreement.

NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties hereto, the Parties mutually agree as follows:

1.	DEFINITIONS AND INTERPRETATION
1.1	Defined Terms

For the purposes of this Agreement (including the recitals hereto and the Schedules), unless the context otherwise requires, the following terms shall have the respective meanings given to them, as set out below, and grammatical variations of such terms shall have corresponding meanings:

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly, through one or more intermediaries, Controls, or is Controlled by, or is under common control with, such Person.

“Agreement” means this amended and restated offtake agreement and all attached schedules, in each case as the same may be amended, restated, supplemented, modified or superseded from time to time in accordance with the terms hereof.

“Annual Gold Quantity” means (i) up to an aggregate of [Redacted - commercially sensitive information] ounces of Refined Gold in respect of the 2021 calendar year, (ii) up to an aggregate of [Redacted - commercially sensitive information] ounces of Refined Gold in respect of the 2022 and 2023 calendar years, and (iii) up to an aggregate of [Redacted - commercially sensitive information] ounces of Refined Gold in respect of any calendar after 2023.

“Annual Forecast Reports” means written reports in relation to a calendar year with respect to any Producing Project, to be prepared by or on behalf of the Seller, including with reasonable detail:

(i)	the mineral reserves and mineral resources (by category), determined in accordance with National Instrument 43-101 (with the assumptions used, including cut-off grade, metal prices and metal recoveries), as of the end of such year; and
(ii)	a forecast, based on the then current Eligible Project Mine Plan, for such fiscal year on a month-by-month basis for the first two years of the forecast and on a year-by-year basis thereafter of:
(A)	the tonnes and estimated grade of minerals to be mined; and
(B)	the tonnes and grade of minerals to be processed, and expected recoveries for gold and other types of marketable minerals.

“Anti-Corruption Policy” means the anti-bribery and anti-corruption policy of the i-80 Group Entities (which shall include United States Foreign Corrupt Practices Act compliance) adopted by the Corporation’s board of directors, as the same may be amended, revised, supplemented or replaced from time to time, a copy of which has been provided to the Purchasers prior to the date hereof.

“Applicable Law” means any law (including common law and equity), any international or other treaty, any domestic or foreign constitution or any multinational, federal, provincial, territorial, state, municipal, county or local statute, law, ordinance, code, rule, regulation, Order (including any securities laws or requirements of stock exchanges and any consent decree or administrative Order), or Authorization of a Governmental Body in each case to the extent applicable to and legally binding upon or having the force of law over any specified Person, property, transaction or event, or any of such Person’s property or assets.

“Arbitration Rules” means the International Arbitration Rules of the International Centre for Dispute Resolution.

“Arrangement” has the meaning set out in the Recitals.

“Arrangement Agreement” has the meaning set out in the Recitals.

“Associate” has the meaning ascribed to such term in the Securities Act (Ontario), as in effect on the date of this Agreement.

“Attributable Gold Production” means, at a particular time, (i) in respect of any Eligible Project that is not a JV Project, [Redacted - commercially sensitive information]% of the number of ounces of Refined Gold in respect of an Outturn from such Eligible Project; and (ii) in respect of an Eligible Project that is a JV Project, [Redacted - commercially sensitive information]% of the number of ounces of Refined Gold in respect of an Outturn from such JV Project multiplied by the i-80 Group Entities’ Project Interest at such time in such JV Project.

“Authorization” means any authorization, approval, consent, concession, exemption, license, lease, grant, permit, franchise, right, privilege or no-action letter from any Governmental Body having jurisdiction with respect to any specified Person, property, transaction or event, or with respect to any of such Person’s property or business and affairs (including any zoning approval, mining permit, development permit or building permit) or from any Person in connection with any easements, contractual rights or other matters.

“Buffalo Mountain Project” means the Buffalo Mountain mining project in Humboldt County, Nevada.

“Business” means the business of the i-80 Group Entities, taken as a whole, as described in the Public Disclosure Documents.

“Business Day” means any day, other than: (a) a Saturday, Sunday or statutory holiday in all or any of Vancouver, British Columbia, Toronto, Ontario, New York City, New York, Grand Cayman, Cayman Islands or London, England or (b) a day on which banks are generally closed in all or any of those cities.

“Capitalized Lease Obligation” means, for any Person, any payment obligation of such Person under an agreement for the lease, license or rental of, or providing such Person with the right to use, property that, in accordance with IFRS, is required to be capitalized.

“Change in Law” has the meaning set out in Section 5.

“Contingent Value Rights Agreement” means the contingent value rights agreement among Waterton Nevada Splitter, LLC, Waterton Nevada Splitter II, Premier USA and the Corporation dated as of April 14, 2021.

“Control” means, in respect of a particular Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Convertible Debt Agreements” means the Orion Convertible Credit Agreement, and additional convertible credit agreements with a principal amount not to exceed $[Redacted - commercially sensitive information] and on terms and conditions no more favourable than the terms and conditions of the Orion Convertible Credit Agreement, provided such additional convertible credit agreements are executed and fully funded on or prior to [Redacted - commercially sensitive information].

“Corporation” has the meaning set out in the Recitals.

“Delivery” means delivery of Refined Gold, and transfer of possession and title in respect thereof, from the Seller to the Purchasers, or the Purchasers’ Agent pursuant to Section 13.6, as applicable, in the manner provided for in this Agreement, and “Deliver” and “Delivered” have corresponding meanings.

“Delivery Date” has the meaning set out in Section 3.3(a).

“Delivery Time” has the meaning set out in Section 3.3(a).

“Direct JV Project” means a JV Project, a portion of whose assets and property are held directly by an i-80 Group Entity.

“Early Settlement Amount” means, at a given time, an amount equal to [Redacted - commercially sensitive information].

“Eligible Project” means any Project in which an i-80 Group Entity, directly or indirectly, holds an interest as of the date hereof, including but not limited to, the Granite Creek Project, the McCoy-Cove Project, and the Ruby Hill Project, but excluding the Buffalo Mountain Project and the Lone Tree Project;

“Eligible Project Mine Plan” means the development or mine plan, as applicable, for each Eligible Project, as approved by the board of directors of the Corporation in the case of an Eligible Project which is not a JV Project, or in accordance with the applicable JV Agreement in the case of an Eligible Project that is a JV Project, as the same may be amended, revised, supplemented or replaced from time to time in accordance with the terms of this Agreement.

“Eligible Project Minerals” means any and all marketable metal bearing material in whatever form or state that is mined, produced, extracted or otherwise recovered from any Eligible Project Real Property, including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Eligible Project Real Property, and including ore, concentrate and doré and any other products resulting from the further milling, processing or other beneficiation of minerals.

“Eligible Project Operator” means for each of the Eligible Projects, the Person who is vested with the authority to carry out the day-to-day management of the Eligible Project and to conduct all operations of the Eligible Project.

“Eligible Project Owner” or “Eligible Project Owners” means (i) in respect of an Eligible Project that is an Indirect JV Project, the Person who directly holds the assets of such Indirect JV Project, (ii) in respect of an Eligible Project that is a Direct JV Project, the Person that holds a direct interest in the assets of such Direct JV Project, and (iii) in respect of an Eligible Project which is not a JV Project, the i-80 Group Entity or Entities that hold a direct interest in the assets of such Eligible Project.

“Eligible Project Parties” means the i-80 Group Entities, each Eligible Project Owner and each Eligible Project Operator.

“Eligible Project Property” means all of the property, assets, undertaking, approvals, license, permits and rights of the Eligible Project Owners in and relating to the Eligible Project, whether now owned or existing or hereafter acquired or arising, including real property, personal property and mineral interests, and specifically including, but not limited to: (i) the Eligible Project Real Property; (ii) all accounts, instruments, chattel paper, deposit accounts, documents, intangibles, goods (including inventory, equipment and fixtures), money, letter of credit rights, supporting obligations, claims, causes of action and other legal rights and investment property; (iii) all products, proceeds (including proceeds of proceeds), rents and profits of the foregoing; and (iv) all books and records of the Eligible Project Owners related to any of the foregoing.

“Eligible Project Real Property” means all real property interests, all patented or unpatented mining claims, mineral leases and other mineral rights, mineral claims and interests, and all surface access rights held by any of the Eligible Project Owners relating to the Eligible Projects, and all buildings, structures, improvements, appurtenances and fixtures thereon or attached thereto, whether created privately or by the actin of any Governmental Body. “Eligible Project Real Property” shall also include any term extension, renewal, replacement, conversion or substitution of any such real property interests, patented or unpatented mining claims, mineral leases, mineral rights, mineral claims or interests, and surface access rights, owned or in respect of which an interest is held, directly or indirectly, by any Eligible Project Party at any time during the term of this Agreement, whether or not such ownership or interest is held continuously.

“Encumbrance” means, with respect to any Person, any mortgage, debenture, pledge, hypothec, lien, charge, contractual right of set-off, assignment by way of security, hypothecation or security interest, including a purchase money security interest, in respect of any such Person’s property, or any consignment by way of security or the interest of the lessor under any lease constituting a Capitalized Lease Obligation or any other security agreement, trust or arrangement having the effect of creating an interest in any property of such Person as security for the payment of any debt, liability or obligation, and “Encumbrances”, “Encumbrancer” and “Encumbered” shall have corresponding meanings.

“Excluded Taxes” means, with respect to a Party, Taxes imposed or collected by a jurisdiction (or any political subdivision thereof), that are measured or computed based on net income or capital by reason of that Party being incorporated or resident in that jurisdiction, carrying on business in, or having a permanent establishment in or a connection with such jurisdiction (or any political subdivision thereof), Taxes attributable to a failure by the Purchaser to deliver the forms and other documents reasonably requested by the seller under applicable Tax laws and United States withholding Taxes imposed under FATCA.

“FATCA” means sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986 or any associated regulations or other official guidance as of the date of this agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with).

“First Amended and Restated Offtake Agreement” has the meaning set out in the Recitals.

“First Amendment” has the meaning set out in the Recitals.

“Granite Creek Project” means the Granite Creek mining project, formerly known as the Getchell mining project, located in Humboldt County, Nevada.

“Gold Market Price” has the meaning set out in Section 4.1(a).

“Gold Prepay Agreement” means the gold prepay credit agreement dated the date hereof between, among others, the Corporation as borrower, OMF Fund III (Hg) Ltd., as administrative agent and OMF Fund III (Hg) Ltd., as lender and the other lenders from time to time party thereto.

“Gold Purchase Price” has the meaning set out in Section 4.1(a).

“Good Delivery Specifications” means the specifications for good delivery of gold bars under the “Good Delivery Rules” published by the LBMA from time to time, or such other specifications as agreed to by the Seller and the Purchaser pursuant to Section 3.2(b).

“Good Industry Practice” means, in relation to any decision or undertaking, the exercise of that degree of diligence, skill, care, prudence, oversight and stewardship which is commonly observed or would reasonably be expected to be observed by skilled and experienced professionals in the Canadian and U.S. mining industries engaged in the same type of undertaking under the same or similar circumstances.

“Governmental Body” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities or stock exchange.

“Guaranteed Obligations” has the meaning set out in Section 11.1(a).

“Guarantors” means any one of Premier USA, the Corporation, Premier Nevada, Au-Reka, Osgood, and Ruby LLC as the context may require.

“i-80 Group Entities” means, collectively, the Seller and the Guarantors.

“i-80 Offtake Agreement” has the meaning set out in the Recitals.

“i-80 Transactions” has the meaning set out in the Recitals.

“IFRS” means the International Financial Reporting Standards adopted by the International Accounting Standards Board from time to time.

“Inchoate Lien” means, with respect to any property or asset of any Person, the following liens:

(a)	any lien for Taxes, assessments or governmental charges not yet due or being contested in good faith by appropriate proceedings and for which a reasonable reserve satisfactory to the Purchasers’ Agent has been provided; and
(b)	undetermined or inchoate liens, privileges or charges incidental to current operations which have not been filed (or are not required to be filed) pursuant to law against such Person’s property or assets or which relate to obligations not due or delinquent.

“Indemnified Taxes” means Taxes other than Excluded Taxes.

“Indirect JV Project” means a JV Project whose assets and property are all held directly by a Person that is not an i-80 Group Entity.

“Initial Offtake Agreement” has the meaning set out in the Recitals.

“Insolvency Event” means any of the following:

(i)	a Party suffers or consents to or applies for the appointment of a receiver, trustee, custodian or liquidator of itself or any of its property, or is unable to or fails to pay its debts generally as they become due, or makes a general assignment for the benefit of creditors;
(ii)	a Party files a voluntary petition in bankruptcy, or seeks to effect a plan or other arrangement with creditors or any other relief under any Bankruptcy Code, or under any Applicable Law granting similar relief to debtors, whether now or hereafter in effect;

(iii)	any involuntary petition or proceeding pursuant to any Bankruptcy Code or any other Applicable Law relating to bankruptcy, reorganization or other relief for debtors is filed or commenced against a Party and is not dismissed, stayed or vacated within 30 days thereafter, or such Party files an answer admitting the jurisdiction of the court and the material allegations of the involuntary petition;
(iv)	a Party is adjudicated bankrupt, or an order for relief is entered by any court of competent jurisdiction under any Bankruptcy Code or any other Applicable Law relating to bankruptcy, reorganization or other relief for debtors;
(v)	a Party suffers the enforcement of security interests over all or a material portion of its assets (which in the case of any i-80 Group Entity includes the Eligible Project Property);
(vi)	a Party liquidates, winds up or dissolves (or suffers any liquidation, wind-up or dissolution); or
(vii)	a Party takes any action authorizing or in furtherance of any of the foregoing.

For the purposes of this definition, “Bankruptcy Code” means any of the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and the Winding-up and Restructuring Act (Canada) or any similar legislation, each as amended or recodified from time to time, including any rules or regulations promulgated thereunder.

“JV Agreement” means, (i) in the case of a Direct JV Project, the joint-venture, partnership or operating agreement in respect of such Direct JV Project to which such i-80 Group Entity is a party, or (ii) in the case of an Indirect JV Project, the shareholder agreement, limited partnership agreement, partnership agreement, limited liability company agreement or other similar agreement in respect of the Eligible Project Owner of such Indirect JV Project, and including any operating agreement in respect of such Indirect JV Project.

“JV Project” means a Project whose assets and property are not owned solely by an i-80 Group Entity.

“LBMA” means the London Bullion Market Association.

“Letter Agreement” has the meaning set out in the Recitals.

“Lone Tree Processing Facility” means the autoclave processing facility located at the Lone Tree Project.

“Lone Tree Project” means the Lone Tree mining project and processing facilities located in Humboldt County, Nevada.

“Losses” means any and all damages, claims, losses, diminution of value, liabilities, fines, injuries, costs, penalties and expenses (including reasonable legal fees). Losses shall not include consequential, special, exemplary, indirect, incidental or punitive damages or loss of profits or opportunity except to the extent such loses are awarded to a third party in connection with a claim by a third party.

“Majority Purchaser” means, at any time, one or more Purchasers holding in the aggregate a Purchaser’s Share greater than 66 2/3% or as otherwise agreed to by each of the Purchasers.

“Material Adverse Effect” means any change, event, occurrence, circumstance, fact or effect that, when taken individually or together with all other events, occurrences, changes or effects has, or could reasonably be expected to have, a material adverse change to or effect on:

(i)	the Business or the capitalization, assets, liabilities, operations or condition (financial or otherwise) of the i-80 Group Entities, taken as a whole; or
(ii)	the ability of the i-80 Group Entities, taken as a whole, to develop, construct or operate an Eligible Project, or on the economic viability of an Eligible Project, substantially as contemplated by the Eligible Project Mine Plan (as in effect at the time of such material adverse change or effect); or
(iii)	the ability of any i-80 Group Entities to perform its obligations under this Agreement,

provided, in each case, that it shall not include any event, change or effect resulting exclusively from (x) the execution or announcement of this Agreement; (y) any change in the price of the publicly listed stock of the Corporation; or (z) any change in gold prices (it being understood that the underlying effects, events, facts or occurrences giving rise to any of (x), (y) or (z) that are not otherwise excluded by this proviso may be determined to constitute, or give rise to, a Material Adverse Effect), and provided further that it shall not include putting any of the Projects into care and maintenance solely as a result of any change in gold prices.

“McCoy-Cove Project” means the advanced-stage development project located along the Battle Mountain- Eureka trend in Nevada.

“Milestone Payment Rights Agreement” means the milestone payment rights agreement between inter alia, Waterton Nevada Splitter, LLC, Waterton Nevada Splitter II, LLC and the Corporation dated October 15, 2021.

“Monthly Production Report” means a written report in relation to a calendar month with respect to the each of the Producing Projects for which an i-80 Group Entity is the Eligible Project Operator, on which active mining, production or extraction activities are occurring, to be prepared by or on behalf of the Seller for each month, which contains:

(i)	the tonnes and estimated grade of Eligible Project Minerals mined during such month;
(ii)	the tonnes and estimated grade of Eligible Project Minerals stockpiled during such month (and the total stockpile at the end of such month);
(iii)	the tonnes and estimated grade of Eligible Project Minerals processed during such month and recoveries for gold and other types of marketable minerals;
(iv)	the number of ounces of gold Outturned by the Refinery during such month;
(v)	the estimated number of ounces of gold contained in Eligible Project Minerals processed as of the end of such month that have not yet been delivered to or Outturned by the Refinery; and
(vi)	the aggregate number of ounces of Refined Gold delivered to the Purchasers under this Agreement up to the end of such month.

“National Instrument 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (or any successor instrument, rule or policy).

“New Stream Agreement” means the purchase and sale agreement (silver) dated the date hereof between, among others, the Corporation, as seller, OMF Fund III (Hg) Ltd. as purchasers’ agent and OMF Fund III (Hg) Ltd., as purchaser and each other purchaser from time to time party thereto.

“Order” means, in respect of any Person, any order, directive, decree, judgment, ruling, award, injunction or direction of any Governmental Body or other decision-making authority of competent jurisdiction which is legally binding on such Person.

“Orion Convertible Debt Agreement” means the credit agreement dated the date hereof between, among others, the Corporation as borrower, OMF Fund III (F) Ltd., as administrative agent and OMF Fund III (F) Ltd., as lender, and the other lenders from time to time party thereto.

“Other Minerals” means minerals that are not Eligible Project Minerals and for the avoidance of doubt, includes any marketable metal bearing material from either of the Buffalo Mountain Project or the Lone Tree Project.

“Other Rights” means all licenses, approvals, authorizations, consents, rights (including surface rights, access rights and rights of way), privileges, concessions or franchises held by an i-80 Group Entity and issued or obtained from or which are required to be issued by or obtained from any Person not a Related Party to any i-80 Group Entity (other than a Governmental Body) and which are required for the construction, development and operation of an Eligible Project, substantially in accordance with the applicable Eligible Project Mine Plan as then in effect.

“Outturn” means (i) an outturn of Refined Gold from Eligible Project Minerals from a Refinery, or (ii) in the case of a sale of concentrate from Eligible Project Minerals to a Smelter pursuant to a Sales Contract, the receipt by the Eligible Project Owner, Eligible Project Operator or its Affiliates of Refined Gold, whether provisional or otherwise, or the receipt by the Eligible Project Owner, Eligible Project Operator or its Affiliates of a final cash payment pursuant to the Sales Contract.

“Parties” means the parties to this Agreement and “Party” means any one of the Parties.

“Payment Date” means the second Business Day after a Delivery Date.

“Permitted Encumbrances” means any of the following:

(a)	Encumbrances arising from court or arbitral proceedings or any judgment rendered, claim filed or registered related thereto, provided that the judgment or claim secured thereby are being contested in good faith by such Person, adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS, execution thereon has been stayed and continues to be stayed and such Encumbrances do not materially impair the operation of the Business or the Projects;
(b)	good faith deposits made in the ordinary course of business to secure the performance of bids, tenders, contracts (other than for the repayment of borrowed money), leases, surety, customs, performance bonds and other similar obligations, provided such Encumbrances do not materially impair the operation of the Business or Projects;
(c)	Encumbrances made or incurred in the ordinary course of business to secure (i) workers’ compensation, surety or appeal bonds, letters of credit, costs of litigation when required by law, Order, and public and statutory obligations, or (ii) the discharge of Encumbrances or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens or construction and mechanics’ and other similar Encumbrances, provided such Encumbrances do not materially impair the operation of the Business or the Projects;

(d)	any development or similar agreements concerning real property of such Person entered into with a Governmental Body or public utility from time to time which do not and will not materially detract from the value of such property or materially impair its use in the operation of the Business or the Projects, and which are not violated in any material respect;
(e)	any Inchoate Lien;
(f)	such minor defects as may be revealed by an up to date plan of survey of any property and any minor registered or unregistered encumbrances, including, without limitation, easements, rights of way, encroachments, restrictive covenants, servitudes or other similar rights in land granted to or reserved by other Persons, rights of way for sewers, electric lines, telephone lines and other similar purposes, or zoning by-laws or other restrictions as to the use of real property which defects, encumbrances, easements, servitudes, rights of way and other similar rights and restrictions do not in the aggregate materially detract from the value of the said properties or materially impair their use in the operation of the Business or the Projects;
(g)	security or deposits given to a public utility or any Governmental Body when required by such utility or Governmental Body in the ordinary course of business;
(h)	Encumbrances securing obligations under the Stream Agreement;
(i)	Encumbrances securing obligations under the New Stream Agreement;
(j)	Encumbrances securing obligations under the Gold Prepay Agreement;
(k)	the Encumbrances securing the obligations under the Milestone Payment Rights Agreement and the Contingent Value Rights Agreement, provided that such Encumbrances are subject to the Waterton Subordination Agreement;
(l)	Encumbrances securing Purchase Money Obligations and Capitalized Lease Obligations relating solely to the acquisition of mobile equipment necessary for the development, construction or operation of the Eligible Projects, provided that the aggregate of debt outstanding at any time in respect of the Purchase Money Obligations and Capitalized Lease Obligations referred to in this paragraph (i) shall not exceed $[Redacted - commercially sensitive information]; and provided that such Encumbrances extend only to the property clearly and individually identified as acquired or financed thereby (including the proceeds of such property) and no recourse is available to any other assets of any i-80 Group Entity;
(m)	Encumbrances for Taxes, assessments or governmental charges or levies not at the time due or delinquent provided that the claims secured thereby are being contested in good faith and adequate reserves with respect thereto are maintained in accordance with IFRS and such Encumbrances do not materially impair the operation of the Business or the Projects;
(n)	Encumbrances and charges incidental to construction or current operations (including, without limitation, carrier’s warehouseman’s, mechanics’, materialmen’s and repairmen’s liens) that have not at such time been filed pursuant to law or which relate to obligations not due or delinquent provided that the claims secured thereby are being contested in good faith and adequate reserves with respect thereto are maintained in accordance with IFRS and such Encumbrances do not materially impair the operation of the Business or the Projects;

(o)	the right reserved to or vested in any Governmental Body by the terms of any lease, licence, franchise, grant or permit acquired by an i-80 Group Entity or in respect of any Project or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof (including but not limited to paramount title of the United States in respect of unpatented mining claims), provided such Encumbrances do not materially impair the operation of the Business or any Project;
(p)	the restrictions, exceptions, reservations, limitations, provisos and conditions, if any, expressed in any original patents or grants from any Governmental Body, and such Encumbrances do not materially impair the operation of the Business or any Project;
(q)	Encumbrances on concentrates or minerals or the proceeds of sale of such concentrates or minerals arising or granted pursuant to a processing or refining arrangement entered into in the ordinary course and upon usual market terms, securing only the payment of the fees, costs and expenses attributable to the processing of such concentrates or minerals under any such processing or refining arrangement, but only insofar as such Encumbrances relate to obligations which are at such time not past due or the validity of which are being contested in good faith by appropriate proceedings and adequate reserves with respect thereto are maintained in accordance with IFRS and such Encumbrances do not materially impair the operation of the Business or the Projects;
(r)	any Permitted Royalties set out in the Public Disclosure Documents;
(s)	in respect of any unpatented mining claims included in the Eligible Project Real Property the paramount title of the United States: conflicts, if any, among the unpatented mining claims and third parties that do not have a Material Adverse Effect, or any overlaps of the unpatented mining claims onto patented mining claims, fee lands and other lands withdrawn from mineral entry under the Mining Law of 1872, as amended; or
(t)	other Encumbrances agreed to in writing by the Purchasers’ Agent;

“Permitted Royalty” means a net smelter returns royalty, gross royalty, overriding royalty, net profits interest, net royalty interest or other royalty interest in the nature of a net or gross percentage of the revenues or profits generated from a property, a royalty interest described in the Public Disclosure Documents on the date hereof, or as set out in Schedule 1.1 or otherwise agreed by the Purchasers’ Agent from time to time.

“Person” means and includes individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability companies, joint ventures, associations, companies, trusts, banks, trust companies, Governmental Bodies or any other type of organization or entity, whether or not a legal entity.

“Pool Accounts” means such metal account located in the jurisdictions of the United Kingdom or Switzerland as each Purchaser may notify to the Seller from time to time, with any change to a Purchaser’s metal account information only effective if designated in writing and confirmed verbally by a representative from each of the Purchaser and the Seller (or the Corporation), with these representatives being familiar with each other.

“Process Plant” means (a) a process plant located on, or to be completed in connection with an Eligible Project, substantially as contemplated in the applicable Eligible Project Mine Plan, and used to process Eligible Project Minerals into doré or concentrate, or (b) a process plant identified in a Toll Milling Agreement to be used to process Eligible Project Minerals into doré or concentrate.

“Producing Project” means an Eligible Project in which Eligible Project Minerals have been mined and processed during the Term of this Agreement through the applicable Process Plant.

“Project Interest” means, at a particular time, for any Person, the aggregate interest held, directly or indirectly, by such Person and its Affiliates in a Project at such time.

“Project Transfer Fee” means, for a given Project, at a given time, an amount equal to [Redacted - commercially sensitive information].

“Projects” means (i) Granite Creek Project, (ii) the McCoy-Cove Project, (iii) the Ruby Hill Project, and (iv) any other property on which any mining, exploration, development or mineral processing operations occur in which an i-80 Group Entity holds, directly or indirectly, any interest and including the mining, exploration and development operations thereon, and the mines, infrastructure, processing facilities constructed or used therein.

“Public Disclosure Documents” means, collectively, the Arrangement Agreement and all other documents which have been previously filed by or on behalf of Premier or the Corporation as of the date hereof with the relevant Securities Regulators pursuant to the requirements of Securities Laws, including all documents publicly available on Premier or the Corporation’s SEDAR profile.

“Purchase Money Obligations” means the outstanding balance of the purchase price of real and/or personal property, title to which has been acquired or will be acquired upon payment of such purchase price, or indebtedness to non-vendor third parties incurred to finance the acquisition of such new and not replacement real and/or personal property, or any refinancing of such indebtedness or outstanding balance.

“Purchaser’s Share” means, at any time, in respect of each Purchaser, the percentage set forth next to each Purchaser in Schedule A, as may be updated from time to time in accordance with this Agreement.

“Purchasers” means the Purchasers party hereto from time to time as set forth in Schedule A, as may be updated from time to time in accordance with this Agreement and “Purchaser” means any one of them, as the context so requires.

“Purchasers’ Agent” means OMF Fund II (O) Ltd., in its capacity as agent for the Purchasers under this Agreement, or any successor Purchasers’ Agent appointed by the Majority Purchasers in accordance with Section 13.3.

“Quotational Period” means, subject to Section 4.1(a), in respect of each Delivery of Refined Gold to the Purchasers, the period commencing on and including the Business Day which is [Redacted - commercially sensitive information] prior to the Delivery Date for such Refined Gold and ending on and including [Redacted - commercially sensitive information].

“Refined Gold” means marketable metal bearing material in the form of gold bars or coins that is refined to standards meeting or exceeding 995 parts per 1,000 fine gold, and otherwise conforming to the Good Delivery Specifications.

“Refinery” means any smelter or refinery that is recognized by the LBMA at the relevant time as producing gold bars meeting the Good Delivery Specifications chosen by the Seller from time to time, provided that the Seller has given the Purchasers at least 10 Business Days’ written notice of such choice.

“Related Party” means, with respect to any Person (the “first named Person”), any Person that does not deal at arm’s length (as such term is defined in the Income Tax Act (Canada)) with the first named Person or is an Associate of the first named Person and, in the case of any i-80 Group Entity includes: (i) any director, officer, employee or Associate of the Corporation or any of its Affiliates, (ii) any Person that does not deal at arm’s length (as such term is defined in the Income Tax Act (Canada)) with the Corporation or any of its Affiliates, and (iii) any Person that does not deal at arm’s length (as such term is defined in the Income Tax Act (Canada)) with, or is an Associate of, a director, officer, employee or Associate of the Corporation or any of its Affiliates.

“Restatement Date” means the date of this Agreement.

“Ruby Hill Project” means the Ruby Hill mine in Eureka County, Nevada.

“Sales Contract” means an agreement with a Smelter for the sale of concentrate to such Smelter in exchange for payment of cash proceeds or Refined Gold.

“Second Amended and Restated Offtake Agreement” has the meaning set out in the Recitals.

“Securities Laws” means all applicable securities laws and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the Securities Regulators, and all rules and policies of the Toronto Stock Exchange.

“Securities Regulators” means, collectively, the securities regulators or other securities regulatory authorities in (i) each of the provinces and territories of Canada in which the Corporation is a reporting issuer or Premier was a reporting issuer prior to the completion of the Arrangement, as applicable, (ii) the United States and (iii) any other jurisdictions whose Securities Laws are applicable to any i-80 Group Entity or were applicable to Premier prior to the completion of the Arrangement, as applicable.

“SEDAR” means the System for Electronic Document Analysis and Retrieval operated by the Canadian Securities Administrators.

“Seller” means Goldcorp Dee LLC.

“Smelter” means any smelter (other than a smelter forming part of a Process Plant or a smelter that is a Refinery) that processes Eligible Project Minerals in the form of concentrate into doré or other beneficiated form of gold suitable for delivery to a Refinery.

“South Arturo Project” means the South Arturo gold project located approximately 48 kilometres northwest of Carlin, Nevada on U.S. federal lands administered by the Bureau of Land Management and including the exploration, construction, development, mining, production, processing, recovery, sale, transportation, storage and delivery operations in respect thereof.

“South Arturo Project Transfer Fee” has the meaning set out in the Recitals.

“South Arturo Transfer” has the meaning set out in the Recitals.

“Spin-Out” has the meaning set out in the Recitals.

“Stream Agreement” means the purchase and sale agreement (silver) dated as of April 7, 2021 among the Corporation as seller, OMF Fund II SO Ltd. as purchasers’ agent and OMF Fund II SO Ltd., and each other purchaser from time to time party thereto as purchasers.

“Subsidiary” means with respect to any Person, any other Person which is controlled directly or indirectly by that Person.

“Taxes” means all present and future taxes (including, for certainty, real property taxes), levies, imposts, stamp taxes, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Body, including any interest, additions to tax or penalties applicable thereto and “Tax” shall have a corresponding meaning.

“Term” means the period of time during which this Agreement is in effect as described in Section 6.1.

“Third Amended and Restated Offtake Agreement” has the meaning set out in the Recitals.

“Third-Party Processor” means the third party processing ore from any of the McCoy-Cove Project, Granite Creek Project or the Ruby Hill Project pursuant to the Toll Milling Agreements.

“Toll Milling Agreements” means (a) that Toll Milling Agreement dated October 14, 2021, among Osgood, Au-Reka and Nevada Gold Mines LLC, pursuant to which Nevada Gold Mines LLC may process ore from any or all of the McCoy-Cove Project, the Granite Creek Project or the Ruby Hill Project through its processing facilities, (b) that Toll Milling Agreement dated October 14, 2021, between Au-Reka and Nevada Gold Mines LLC, pursuant to which Nevada Gold Mines LLC may process ore from the McCoy-Cove Project through its processing facilities (collectively with (a), the “NGM Agreements”), and (c) the tolling milling agreement to be entered into between Osgood and Waterton as contemplated in the membership interest purchase agreement among the Corproation, Premier USA, Waterton Nevada Splitter, LLC and Waterton Nevada Splitter II, LLC, dated September 3, 2021 (the “Waterton Processing Agreement”, and collectively with the NGM Agreements, the “Toll Milling Agreements”).

“Transfer” means to, directly or indirectly, sell, transfer, assign, convey, dispose or otherwise grant a right, title or interest (including expropriation or other transfer required or imposed by law or any Governmental Body), whether voluntary or involuntary.

“Waterton Payments” means all payments and any other obligations owing from time to time pursuant to the Milestone Payment Rights Agreement or the Contingent Value Rights Agreement.

“Waterton Subordination Agreement” means the subordination agreement(s) to be entered into between, among others, Waterton Nevada Splitter, LLC, Waterton Nevada Splitter, LLC II, the Purchasers’ Agent and the Corporation, in form and substance satisfactory to the Purchasers’ Agent, and including any corresponding subordination agreement entered into by any assignee or transferee of any of the Waterton Payments.

“US$ LBM PM Fixed Price” has the meaning given to it in Section 4.1(a)(ii).

1.2	Certain Rules of Interpretation

In this Agreement, unless otherwise specifically provided or unless the context otherwise requires:

(a)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;
(b)	references to a “clause”, “Section” or “Schedule” followed by a number or letter refer to the specified clause or Section of or Schedule to this Agreement;
(c)	references to a Party in this Agreement mean the Party or its successors or permitted assigns;
(d)	for the purposes of Sections 15, 16 and 17, the i-80 Group Entities shall be treated as a single Party;
(e)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;
(f)	words importing the singular shall include the plural and vice versa, and words importing gender shall include all genders;
(g)	the words “including”, “includes” and “include” shall be deemed to be followed by the words “without limitation”;
(h)	unless specified otherwise, in this Agreement a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 pm (Toronto time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 5:00 pm (Toronto time) on the next Business Day;
(i)	whenever any payment is required to be made, action is required to be taken or period of time is to expire on a day other than a Business Day, such payment shall be made, action shall be taken or period shall expire on the next following Business Day;
(j)	references to agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments and other modifications thereto, but only to the extent such amendments and other modifications are not prohibited by the terms of this Agreement; and
(k)	references to statutes or regulations are to be construed as including all statutory and regulatory provisions consolidating, amending, supplementing, interpreting or replacing the statute or regulation referred to.
1.3	Measurements

References to “ounce” or “oz” mean a troy ounce (being equal to 31.1034768 grams).

1.4	Currency and Manner of Payment

All references in this Agreement to currency or to “$”, unless otherwise expressly indicated, shall be to United States dollars. All payments made by the Parties to each other under this Agreement shall be made in such currency in immediately available funds by means of electronic transfer to the account designated by the recipient Party in writing from time to time. Any change to a Party’s designated account information under this Agreement shall only be effective if designated in writing and confirmed verbally by a representative from each of the Purchasers and the Seller (or the Corporation), with these representatives being familiar with each other.

1.5	Time of Essence

Time shall be of the essence of this Agreement.

2.	effect of Amended and restated agreement
2.1	Effect and Rights of Parties
(a)	On and from the Restatement Date, this Agreement amends and restates the i-80 Offtake Agreement.
(b)	For the avoidance of doubt, the rights, obligations and liabilities of the Parties:
(i)	in respect of the sale of Refined Gold from the Seller to the Purchasers during the period between April 7, 2021 and the Restatement Date is to be governed by the i-80 Offtake Agreement; and
(ii)	in respect of the sale of Refined Gold in respect of Eligible Projects under this Agreement from the Seller to the Purchasers on and from the Restatement Date is to be governed by this Agreement.
(c)	Notwithstanding the foregoing, the Parties acknowledge and agree that for the purposes of determining the aggregate amount of Refined Gold that has been Delivered to the Purchasers under this Agreement for the purposes of determining the Annual Gold Quantity in the 2021 calendar year, the aggregate amount of Refined Gold Delivered to the Purchasers in respect of Eligible Projects under this Agreement and the South Arturo Project collectively under the Second Amended and Restated Offtake Agreement and the i-80 Offtake Agreement in the 2021 calendar year prior to the Restatement Date shall be included in such calculation.
3.	PURCHASE, SALE AND DELIVERY
3.1	Purchase and Sale of Refined Gold
(a)	Subject to and in accordance with the terms and conditions of this Agreement, the Seller hereby agrees, to sell to each Purchaser, and each Purchaser hereby agrees to purchase from the Seller, in respect of any Outturn during such calendar month, the Purchaser’s Share of the Attributable Gold Production, free and clear of all Encumbrances, until the Annual Gold Quantity has been Delivered to the Purchasers for the applicable calendar year.

(b)	Subject to Section 3.1(c) below, the amount of Refined Gold to be delivered by the Seller to the Purchasers under this Agreement shall be determined by reference to the amount of Refined Gold credited to the Eligible Project Operator or Eligible Project Owner, as the case may be, in each Outturn.
(c)	In the case of the sale of concentrate to a Smelter for cash, the Attributable Gold Production shall be determined having reference to the number of ounces of payable gold contained in each shipment delivered to a Smelter, determined in accordance with the applicable Sales Contract.
(d)	For greater certainty, the Purchasers shall not be responsible for any processing, refining, treatment or other charges, penalties, insurance, deductions, transportation, settlement, financing, price participation charges or other charges, penalties, deductions, set-offs, Taxes or expenses pertaining to and/or in respect of the Refined Gold purchased by them hereunder, all of which shall be for the account of the Seller.
(e)	For greater certainty, if the Seller has no Attributable Gold Production in any calendar month, the Seller is not required to sell or deliver any Refined Gold to the Purchasers for such calendar month.
3.2	Product Specifications
(a)	The Refined Gold to be purchased by and delivered to the Purchasers hereunder shall conform in all respects with the Good Delivery Specifications and the Purchasers shall not be required to purchase any Refined Gold that does not meet such specifications.
(b)	If the LBMA ceases to exist or ceases to publish rules for the good delivery of gold or such rules should no longer be internationally recognized as the basis for good delivery of gold, upon the request of either of them, the Seller and the Purchasers’ Agent shall promptly meet to agree on a new basis for determining good delivery of Refined Gold under this Agreement. Until a replacement set of rules is mutually agreed by the Seller and the Purchasers’ Agent, deliveries of Refined Gold by the Seller to the Purchasers under this Agreement shall conform to the last set of rules for good delivery in effect under this Agreement immediately prior to the time such rules ceased to be published or recognized.
3.3	Delivery Obligations
(a)	The Seller shall sell and deliver, for each calendar month, the amount of Refined Gold referred to in Section 3.1 to the Purchasers by credit to their respective Pool Accounts (or as otherwise directed by each Purchaser (and confirmed verbally by such Purchaser and the Seller (or the Corporation) in accordance with the procedure for changing a Pool Account) provided that the accounts are located in the United Kingdom or Switzerland) on the last Business Day of the subsequent calendar month. Delivery of the Refined Gold by the Seller to the Purchasers shall be deemed to have been made at the time and on the date such Refined Gold is credited to their respective Pool Accounts (the “Delivery Time” on the “Delivery Date”).
(b)	The Seller shall not be obliged to deliver to any Purchaser Refined Gold physically mined, produced or extracted from any Eligible Project Real Property or any other properties of the i-80 Group Entities, provided that the Seller shall not deliver any Refined Gold to the Purchasers that has been purchased directly or indirectly on a commodities exchange. For greater certainty, the Seller shall be permitted to deliver to the Purchasers Refined Gold from a refinery regardless of the origin of the Refined Gold, provided that the Refined Gold does not contain any minerals subject to conflict minerals legislation (or similar legislation banning the purchase, sale, delivery or use of, or requiring verification or reporting with respect to, minerals based on their origin) and the delivery of the Refined Gold to the Purchasers are otherwise made in accordance with Applicable Law.

(c)	The Seller acknowledges its primary obligation to deliver the Refined Gold to the Purchasers pursuant to this Agreement and that no undertaking by a Refinery or Smelter shall relieve the Seller of that obligation.
(d)	All costs and expenses pertaining to each delivery of Refined Gold to the Purchasers shall be borne by the Seller.
3.4	Passing of Title

Title to and risk of loss of or damage to Refined Gold shall pass from the Seller to the Purchasers upon Delivery of such Refined Gold. The Seller represents and warrants to and covenants with each Purchaser that, at each Delivery Time:

(a)	it will be the sole legal and beneficial owner of the Refined Gold credited to the Pool Accounts;
(b)	it will have good, valid and marketable title to such Refined Gold; and
(c)	such Refined Gold will be free and clear of all Encumbrances.
3.5	Documentation
(a)	Promptly, and in any event no later than 48 hours, after any shipment of Eligible Project Minerals by an i-80 Group Entity, Eligible Project Owner, Eligible Project Operator or Third-Party Processor to a Refinery or Smelter, the Seller shall send the Purchasers, initially by email (at [Redacted - personal information] or such other email address(es) designated by any Purchaser in writing from time to time) notice of such shipment, including the date of shipment and the weight and fineness (if estimated) of the gold bars as shipped, or in the case of a shipment to a Smelter under a Sales Contract, the provisional weight, moisture content and assays of the concentrate as shipped. With respect to Eligible Project Minerals from a JV Project where an i-80 Group Entity is not the Eligible Project Operator, the above requirements shall be subject to an i-80 Group Entity being entitled to receive such information under the applicable JV Agreement.
(b)	Promptly, and in any event no later than 48 hours, after receipt thereof by an i-80 Group Entity, the Seller shall send the Purchasers, by email (at [Redacted - personal information] or such other email address(es) designated by any Purchaser in writing from time to time), a copy or notice of, as applicable, all documents and information received from the Refinery or Smelter related to the processing of Eligible Project Minerals shipped to the Refinery or Smelter, including any rejection of Eligible Project Minerals, the expected date of the Outturn, final sampling/assay information, umpire reports (if any), invoices and other settlement documents, unless the sharing of such information or documentation is restricted by applicable confidentiality restrictions or Applicable Laws, and then only to the extent of such restriction. With respect to Eligible Project Minerals from a JV Project where an i-80 Group Entity is not the Eligible Project Operator, the above requirements shall be subject to an i-80 Group Entity being entitled to receive such information under the applicable JV Agreement.

(c)	The Seller shall notify the Purchasers in writing by email (at [Redacted - personal information] or such other email address(es) designated by any Purchaser in writing from time to time), at least two Business Days prior to each Outturn, of the Delivery Date, the number of ounces of Refined Gold to be sold to each Purchaser and, in accordance with Section 3.1, the estimated net number of ounces of Refined Gold to be credited to each Purchaser on the Delivery Date. With respect to Eligible Project Minerals from a JV Project where an i-80 Group Entity is not the Eligible Project Operator, the above requirements shall be subject to an i-80 Group Entity being entitled to receive such information under the applicable JV Agreement and using commercially reasonable efforts to obtain or be entitled to receive such information.
(d)	As soon as practicable, and in any event no later than 5 Business Days prior to the Delivery Date, the Seller shall deliver an invoice in respect of the applicable Delivery to each of the Purchasers that shall include:
(i)	a calculation of the number of ounces of Refined Gold to be sold and delivered to such Purchaser in respect of the Delivery;
(ii)	the Delivery Date and Delivery Time; and
(iii)	such other information as may be reasonably requested by such Purchaser to allow it to verify all aspects of the delivery of Refined Gold reflected in such invoice.
3.6	Annual Gold Quantity

For greater certainty, in each calendar year, the obligations of the Parties in this Section 3 shall only apply until the Annual Gold Quantity has been Delivered to the Purchasers for the applicable calendar year.

3.7	Designation of Seller

The Seller may, in its sole discretion, designate Premier USA as Seller in connection with the purchase, sale and delivery of Refined Gold pursuant to Sections 3.2 and 3.3, provided that the Seller shall provide prior written notice of such designation to the Purchasers promptly, and in any event no later than five (5) Business Days prior to the Delivery Date. In the event that the Seller designates Premier USA as Seller pursuant to this Section 3.7, Goldcorp Dee LLC shall be deemed to be a Guarantor for the purposes of any such delivery of Refined Gold.

4.	PricING AND PAYMENT
4.1	Payment
(a)	The final purchase price (the “Gold Purchase Price”) payable by a Purchaser to the Seller for each ounce of Refined Gold Delivered to such Purchaser hereunder shall be equal to such Purchaser’s choice of any one of the following prices (the Purchaser’s choice referred to herein as the “Gold Market Price”):

(i)	the a.m. LBMA Gold Price in U.S. dollars per ounce quoted by the LBMA on any day during the Quotational Period;
(ii)	the p.m. LBMA Gold Price in U.S. dollars per ounce quoted by the LBMA on any day during the Quotational Period (the “US$ LBM PM Fixed Price”); and
(iii)	the COMEX (1st Position) Settlement gold price in U.S. dollars per ounce quoted by COMEX (a division of CME Group, Inc.) on any day during the Quotational Period.

If in a given calendar year cumulative offtake Deliveries from Eligible Projects are less than the Annual Gold Quantity in such year, then the definition of Quotational Period for the following calendar year (and that calendar year only) will be adjusted such that it shall begin four (4) Business Days prior to the applicable Delivery Date for all Deliveries of Refined Gold (as opposed to three (3) Business Days). For greater certainty, the Parties agree that for the 2021 calendar year, the Quotational Period for all Deliveries of Refined Gold shall begin four (4) Business Days prior to the applicable Delivery Date.

(b)	At or before 4:00 p.m. (in New York City, New York) on the Payment Date in respect of each Delivery of Refined Gold to a Purchaser hereunder, such Purchaser shall provide the following to the Seller by email (at such email address(es) designated by the Seller in writing from time to time):
(i)	notice of the Gold Market Price chosen by such Purchaser in accordance with Section 4.1(a) for such Refined Gold;
(ii)	a statement detailing the calculation of the aggregate Gold Purchase Price for such Refined Gold, being the Gold Purchase Price multiplied by the number of ounces of Refined Gold in such Delivery; and
(iii)	a statement of the amount owing to the Seller in respect of such Refined Gold.
(c)	At or before 4:00 p.m. (in New York City, New York) on the Payment Date in respect of each Delivery of Refined Gold to a Purchaser hereunder, but concurrent with, or after the delivery of the notice referenced in Section 4.1(b), each Purchaser shall pay the amount owing to the Seller pursuant to Section 4.1(b)(iii) by electronic transfer of funds to an account designated in writing by the Seller.
4.2	Replacement Pricing

If any of the price quotations used in the determination of the Gold Market Price cease to exist, cease to be published or should no longer be internationally recognized as the basis for the settlement of bullion contracts, then, upon the request of either of them, the Purchasers’ Agent and the Seller shall promptly meet to select a comparable commodity quotation for purposes of this Agreement (which selection shall become effective upon the agreement of the Seller and Purchasers’ Agent). The basic objective of such selection shall be to secure the continuity of fair market pricing of Refined Gold Delivered to the Purchasers under this Agreement. For greater certainty, any such selection shall preserve the flexibility of the Quotational Period provided for in this Agreement.

5.	Taxes, Tariffs and Duties

Except as required by Applicable Law, all Deliveries of Refined Gold and any other payment or transfer of property of any kind made under this Agreement to the Purchasers shall be made free and clear and without any present or future deduction, withholding, charge or levy on account of Indemnified Taxes, without setoff or counterclaim. The Seller shall be liable for all such Indemnified Taxes directly or indirectly imposed on the Purchaser and shall indemnify and save each Purchaser harmless from any such Indemnified Taxes imposed on the Purchaser. All Indemnified Taxes, if any, as are required by Applicable Law to be so deducted, withheld, charged or levied by the Seller on any such delivery (or payment, as applicable), shall be paid by the Seller delivering (or paying, as applicable) to each Purchaser or on its behalf, in addition to such delivery (or payment, as applicable), such additional deliveries (or payments, as applicable) as are necessary to ensure that the net delivery (or payment, as applicable) received by each Purchaser (net of any such Indemnified Taxes, including any Indemnified Taxes required to be deducted, withheld, charged or levied on any such additional amount) equals the full delivery (or payment, as applicable) that the Purchaser would have received had no such deduction, withholding, charge or levy been required.

To the extent the Purchaser is required by Applicable Law to pay any Indemnified Taxes that are to be borne by the Seller under this Section 5, Purchaser shall provide reasonable documentation of such payment to the Seller and the Seller shall reimburse the Purchaser within 5 Business Days.

If, as a result of a change in Applicable Law or in the interpretation of any Applicable Law by relevant Governmental Body (a “Change in Law”), the Seller is required to deduct, withhold, charge or levy a material amount of Taxes on Deliveries of Refined Gold, which Taxes are materially in excess of the Taxes which would have been deducted, withheld, charged or levied on such Deliveries prior to the Change in Law, Seller and the Purchaser agree that, upon the request of the Seller, the Parties shall negotiate in good faith to amend this Agreement and any other relevant agreement between the Parties so that the Seller is no longer materially and adversely affected by such Change in Law; provided that, notwithstanding anything in this Agreement to the contrary, neither Party shall be obligated to execute any such amendment if doing so would have an adverse impact on such Party, as determined by such Party in its sole and absolute discretion acting reasonably.

6.	TERM AND TERMINATION
6.1	Term

Unless otherwise terminated in accordance with this Section 6, the rights and obligations of the Parties under this Agreement shall end on December 31, 2028.

6.2	Purchasers’ Right to Terminate
(a)	The Purchasers shall have the right, by written notice from the Purchasers’ Agent (at the direction of the Majority Purchasers) to the Seller, at their option and in addition to and not in substitution for any other remedies available to them at law or in equity (including pursuant to Article 10 of this Agreement), to terminate this Agreement prior to the end of the Term if:
(i)	any i-80 Group Entity is affected by an Insolvency Event; or

(ii)	the financial position of any i-80 Group Entity deteriorates to such extent that such i-80 Group Entity is unable to perform its material obligations under this Agreement; or
(iii)	any i-80 Group Entity is, in any material respect, in default of its obligations under this Agreement, which default, if capable of cure, has not been cured to the satisfaction of the Purchasers’ Agent, acting reasonably, within a period of 30 days of a written demand made in respect thereof by the Purchasers’ Agent; or
(iv)	any representation or warranty made by an i-80 Group Entity under or in connection with this Agreement is, in any material respect, incorrect or incomplete, which incorrectness or incompleteness, if capable of cure, has not been cured to the satisfaction of the Purchasers’ Agent, acting reasonably, within a period of 30 days of a written demand made in respect thereof by the Purchasers’ Agent; or
(v)	an Event of Default (as defined in the Gold Prepay Agreement) under the Gold Prepay Agreement has occurred and is continuing; or
(vi)	an Event of Default (as defined in the applicable Convertible Debt Agreement) under a Convertible Debt Agreement has occurred and is continuing; or
(vii)	any breach or default occurs and is continuing under any agreement or instrument governing, evidencing, securing or otherwise relating to any Waterton Payment, including any Waterton Subordination Agreement.
(b)	In the event the Purchasers elect to terminate the Agreement pursuant to this Section 6.2, the Seller shall pay to each Purchaser an amount equal to the applicable Purchaser’s Share of the Early Settlement Amount, in addition to any amounts that may be payable at law or in equity, including pursuant to Article 10 of this Agreement.
6.3	Seller’s Right to Terminate

The Seller shall have the right, by written notice to a Purchaser, to terminate this Agreement in respect of such Purchaser prior to the end of the Term if:

(a)	such Purchaser is affected by an Insolvency Event; or
(b)	such Purchaser fails to make payments of amounts due in accordance with Section 4.1, which default has not been cured to the satisfaction of the Seller, acting reasonably, within a period of 30 days of a written demand made in respect thereof by the Seller; provided that any day during which such Purchaser is in good faith disputing a payment hereunder shall not count toward such 30-day period.
6.4	Effect of Termination

If this Agreement is terminated under this Section 6, then all rights and obligations under this Agreement shall terminate other than in connection with any antecedent breach. Notwithstanding the foregoing, Sections 1 (to the extent applicable to surviving provisions), 3.6 (in respect of Refined Gold already Delivered), 5, 6.2(b), 7.2 (in respect of the period prior to termination of this Agreement), 10, 11, 13, 15, 16, 17 and 18 shall survive termination of this Agreement.

7.	REPORTING; Books and records; INSPECTIONS
7.1	Annual Forecasts
(a)	In respect of each Producing Project which is not a JV Project or for which an i-80 Group Entity is the Eligible Project Operator, the Seller shall deliver to the Purchasers on or before December 15 of each calendar year: (i) Annual Forecast Reports in respect of the upcoming calendar year; and (ii) production forecasts of the quantity of Eligible Project Minerals containing gold to be produced from Producing Projects during such calendar year.
(b)	In respect of each Producing Project which is a JV Project for which an i-80 Group Entity is not the Eligible Project Operator, the i-80 Group Entities shall use commercially reasonable efforts to cause any unaffiliated Eligible Project Operator to deliver to the Purchasers on or before December 15 of each calendar year substantially similar information to that provided in an Annual Forecast Report. In any event, within three (3) Business Days’ of receipt by an i-80 Group Entity, the Seller shall deliver to the Purchasers all production forecasts and similar documents required to be provided under the applicable JV Agreement.
7.2	Operations Reports
(a)	In respect of any Eligible Projects which are not JV Projects or JV Projects in respect of which an i-80 Group Entity is the Eligible Project Operator, the Seller shall deliver to the Purchasers on or before the 15th Business Day after the end of each calendar month, Monthly Production Reports in respect of such month.
(b)	In respect of any Eligible Projects which are JV Projects in respect of which an i-80 Group Entity is not the Eligible Project Operator, the i-80 Group Entities shall use commercially reasonable efforts to cause to be delivered to the Purchasers on or before the 15th Business Day after the end of each calendar month, information substantially similar to that contained in a Monthly Production Report in respect of such month. In any event, within three (3) Business Days’ of receipt by an i-80 Group Entity, the Seller shall deliver to the Purchasers all operations reports required to be provided under the applicable JV Agreement.
7.3	Other Notices

The Seller shall deliver to the Purchasers:

(a)	promptly after the Seller has knowledge or becomes aware thereof, written notice of all actions, suits and proceedings before any Governmental Body or arbitrator, pending or threatened, against or directly affecting the Eligible Projects, including any actions, suits, claims, notices of violation, hearings, investigations or proceedings with respect to the ownership, use, maintenance and operation of the Eligible Projects, including those relating to environmental laws;
(b)	promptly after the Seller has knowledge or becomes aware thereof, written notice of any other condition or event which has resulted, or that could reasonably be expected to result, in a Material Adverse Effect; and
(c)	a copy of any material reports, certificates, documents and notices relating to the Eligible Projects, including those delivered by an Eligible Project Owner or Eligible Project Operator to an i-80 Group Entity under a JV Agreement.

7.4	Books and Records; Audits
(a)	The Seller and the other i-80 Group Entities shall keep true, complete and accurate books and records of all of their respective operations and activities with respect to the Eligible Projects and the Eligible Project Property, including all documents provided by an Eligible Project Operator or an Eligible Project Owner relating to the mining, treatment, processing, refining, transportation and sale of Eligible Project Minerals.
(b)	Subject to the terms of any applicable JV Agreement, the Seller and the other i-80 Group Entities shall permit the Purchasers and their authorized representatives and agents to perform audits or other reviews and examinations of their books and records and other information relevant to the delivery and determination of Refined Gold under this Agreement and compliance with this Agreement from time to time at reasonable times at such Purchasers’ sole risk and expense and not less than three Business Days’ notice, provided that such Purchasers and their authorized representatives and agents will not exercise such rights more often than once during any calendar year absent a material deficiency identified during a previous audit or review, in which case such rights may be exercised at such periods as may be reasonably determined by the Purchasers (and in any event at least once during any calendar quarter) until no material deficiencies are identified during four consecutive audits or reviews, at which point the Purchasers will once again be limited to exercising such rights once per calendar year. The Purchasers shall use their commercially reasonable efforts to diligently complete any audit or other examination permitted hereunder.
7.5	Inspections

Upon no less than ten Business Days’ notice to the Seller and subject at all times to the workplace rules and supervision of the Seller or Eligible Project Owner, the Seller shall grant, or use commercially reasonable efforts to cause to be granted, to the Purchasers and their representatives and agents, at reasonable times and at the Purchasers’ sole risk and expense, the right to access the Eligible Project Real Property, and other facilities of the Eligible Projects, in each case to monitor the mining, processing and infrastructure operations relating to the Eligible Projects and compliance with this Agreement. The Purchasers shall use their commercially reasonable efforts to not interfere with exploration, development, mining or processing work conducted on the Eligible Project Real Property. The Purchasers agree to indemnify and save the i-80 Group Entities and their respective directors, officers, employees and agents harmless from and against any and all losses suffered or incurred by any of them as a result of the actions of the Purchasers or their representations or agents during any such visit except to the extent that such losses arise from the gross negligence or willful misconduct of such indemnified persons. With respect to an Eligible Project that is a JV Project in respect of which an i-80 Group Entity is not the Eligible Project Operator, the above requirements in this Section 7.5 shall be subject to an i-80 Group Entity being entitled to receive or grant such rights under the applicable JV Agreement.

8.	MANAGEMENT OF OPERATIONS
8.1	Maintenance of Existence

Each of the i-80 Group Entities shall at all times do or cause to be done all things necessary to maintain its corporate or other entity existence and to obtain and, once obtained, maintain all Authorizations necessary to carry on its business and own its assets in each jurisdiction in which it carries on business or in which its assets are located.

8.2	Performance of Mining Operations
(a)	Subject to the provisions of this Section 8, all decisions regarding the Eligible Projects, including concerning (i) the methods, the extent, times, procedures and techniques of any exploration, construction, development and mining related to the Eligible Project or any portion thereof, and (ii) any decisions to operate or continue to operate the Eligible Project or any portion thereof, including with respect to closure and care and maintenance, shall be made by the Seller or applicable Eligible Project Owner or Eligible Project Operators in its sole discretion.
(b)	The i-80 Group Entities shall use commercially reasonable efforts to ensure that all exploration, construction, development and mining operations and other activities in respect of the Eligible Projects will be performed in a commercially reasonable manner in compliance with Applicable Laws, Authorizations and Other Rights, and in accordance with Good Industry Practice.
(c)	The i-80 Group Entities shall at all times comply with the Anti-Corruption Policy, and shall immediately notify the Purchasers’ Agent upon becoming aware of any breach or suspected breach of the Anti-Corruption Policy.
(d)	Notwithstanding any other provision in this Agreement, the i-80 Group Entities, Eligible Project Owners or Eligible Project Operators will have the right at any time to curtail, suspend or terminate the mining, production, extraction or recovery of Eligible Project Minerals and/or the shipment of processed Eligible Project Minerals containing gold to a Refinery and/or concentrate to a Smelter, as applicable, if in their sole discretion they deem advisable to do so.
8.3	Maintenance of Mining Rights
(a)	The i-80 Group Entities shall, and shall use all commercially reasonable efforts to cause any unaffiliated Eligible Project Operator or Eligible Project Owner to, obtain, as and when required and, preserve and maintain all Authorizations and Other Rights which are required to permit the Eligible Project Owners to (i) own, operate and maintain the Eligible Projects in the manner currently owned and operated, (ii) develop, construct and operate the Eligible Projects as contemplated by the Eligible Project Mine Plan, (iii) commence and carry out the operation of commercial production; and (iv) perform its obligations under this Agreement.
(b)	The i-80 Group Entities shall, and shall use all commercially reasonable efforts to cause any unaffiliated Eligible Project Operator or Eligible Project Owner to, maintain and apply for and obtain any and all available renewals and extensions of the Eligible Project Property, Authorizations, Other Rights and any and all other necessary rights in respect of the Eligible Projects and, other than as expressly permitted by this Agreement, not abandon any of the Eligible Projects or allow or permit any of the Eligible Projects Property, Authorizations, Other Rights or such other necessary rights referred to above to terminate or lapse.

8.4	Processing and Sale of Eligible Project Minerals
(a)	The i-80 Group Entities shall, and shall use all commercially reasonable efforts to cause any unaffiliated Eligible Project Operator or Eligible Project Owner to, ensure that:
(i)	all Eligible Project Minerals from the Eligible Projects are processed in a prompt and timely manner;
(ii)	all processed Eligible Project Minerals containing gold in a quantity and form suitable for shipment to a Refinery are shipped in a prompt and timely manner, from a Process Plant to a Refinery for processing into Refined Gold and other materials; and
(iii)	processed Eligible Project Minerals not containing gold in a quantity and form suitable for shipment to a Refinery are either shipped in a prompt and timely manner to a Smelter for toll processing into Refined Gold and other materials or sold to a Smelter pursuant to a Sales Contract.
(b)	The i-80 Group Entities shall not, and in the case of an unaffiliated Eligible Project Owner or Eligible Project Operator use commercially reasonable efforts to cause such unaffiliated Eligible Project Owner or Eligible Project Operator to not, without the prior written consent of the Purchasers’ Agent (at the direction of the Majority Purchasers), acting reasonably:
(i)	sell unprocessed Eligible Project Minerals mined from Eligible Project Real Property; or
(ii)	process Eligible Project Minerals mined from the Eligible Project Real Property other than through a Process Plant at the applicable Eligible Project in accordance with the applicable Eligible Project Mine Plan in order to produce doré or concentrate.
(c)	The Corporation and the other i-80 Group Entities shall not permit either of the NGM Agreements to be amended without the prior written approval of the Purchasers’ Agent (at the direction of the Majority Purchasers), where such amendment would: (i) have a material adverse impact on the rights and entitlements of the Corporation or any of the other i-80 Group Entities under the NGM Agreements; or (ii) have a material adverse impact on the rights and entitlements of the Purchasers under this Agreement. Once the Waterton Processing Agreement is entered into, the Corporation and the other i-80 Group Entities shall not permit the Waterton Processing Agreement to be amended without the prior written approval of the Purchasers’ Agent (at the direction of the Majority Purchasers) where such amendment would: (i) have a material adverse impact on the rights and entitlements of the Corporation or any of the other i-80 Group Entities under the Waterton Processing Agreement; or (ii) have a material adverse impact on the rights and entitlements of the Purchasers under this Agreement.

8.5	Commingling

Until the Annual Gold Quantity has been Delivered in a given calendar year, during such calendar year, and except as otherwise set forth in the Toll Milling Agreements, the i-80 Group Entities shall not, and in the case of an unaffiliated Eligible Project Owner or Eligible Project Operator, the i-80 Group Entities shall use commercially reasonable efforts to cause such unaffiliated Project Owner or Eligible Project Operator to not, process Other Minerals through a Process Plant in priority to or in place of, or commingle Other Minerals with, Eligible Project Minerals which are or can be mined, produced, extracted or otherwise recovered from the Eligible Project Real Property, unless: (i) the applicable i-80 Group Entity or unaffiliated Eligible Project Owner or Eligible Project Operator has adopted and employs commercially reasonable practices and procedures for weighing, determining moisture content, sampling and assaying and determining recovery factors (a “Commingling Plan”), such Commingling Plan to ensure the division of Other Minerals and Eligible Project Minerals for the purposes of determining the quantum of the Refined Gold to be delivered hereunder; (ii) the processing of Other Minerals in place of, in priority to, or concurrently with, Eligible Project Minerals shall not materially impede the ability of the i-80 Group Entities from Delivering the Annual Gold Quantity; (iii) where there is no Commingling Plan or there is a Comingling Plan and any changes are proposed by the i-80 Group Entities, or in the case of an unaffiliated Eligible Project Owner or Eligible Project Operator, an i-80 Group Entity has approval rights over the Commingling Plan, the Purchasers’ Agent has approved the Commingling Plan and any changes to such plan which may be proposed from time to time, such approval not to be unreasonably withheld; (iv) the applicable i-80 Group Entity or Eligible Project Party keeps all books, records, data and samples required by the Commingling Plan and makes such books, records, data and samples available to the Purchasers in accordance with Section 7.4; and (v) the applicable i-80 Group Entity or Eligible Project Party shall have provided notice to the Purchasers’ Agent of the commencement of commingling as soon as possible following such commencement. For greater certainty, commingling of Eligible Project Minerals with Other Minerals by a Third-Party Processor in accordance with the terms and conditions of the applicable Toll Milling Agreement shall be deemed to be in compliance with the provisions of this Section 8.5.

8.6	Stockpiling off Property

Notwithstanding Section 8.2(a), the applicable i-80 Group Entity or Eligible Project Owner may temporarily stockpile, store or place Eligible Project Minerals off the Eligible Project Real Property provided that the Seller shall, or in the case of an unaffiliated Eligible Project Owner or Eligible Project Operator use commercially reasonable efforts to cause such unaffiliated Eligible Project Owner or Eligible Project Operator to, at all times do or cause to be done all things necessary to ensure that:

(a)	such Eligible Project Minerals are appropriately identified as to ownership and origin;
(b)	such Eligible Project Minerals are secured from loss, theft, tampering and contamination; and
(c)	the Purchasers’ rights in and to the Eligible Project Minerals pursuant to this Agreement shall otherwise be preserved.

For greater certainty, stockpiling of Eligible Project Minerals in accordance with the terms and conditions of the applicable Toll Milling Agreement shall be deemed to be in compliance with the provisions of this Section 8.6.

8.7	Insurance
(a)	The Seller shall, or in the case of an unaffiliated Eligible Project Owner or Eligible Project Operator use commercially reasonable efforts to cause such unaffiliated Eligible Project Owner or Eligible Project Operator to, ensure that insurance is maintained with reputable insurance companies with respect to the Eligible Project Property and the operations conducted at, on and in respect thereof against such casualties and contingencies and of such types and in such amounts as is customary in the case of similar operations in the United States of America. Without limiting the foregoing, such insurance shall include commercial general liability insurance in such amounts as will, in the Purchasers’ Agent’s reasonable judgment, adequately protect the Seller, the Purchasers and the Eligible Project Property from any Losses which may reasonably be expected to arise with respect to this Agreement or the Eligible Project Property and that can be covered by commercial general liability insurance.
(b)	The Seller shall or in the case of an unaffiliated Eligible Project Owner or Eligible Project Operator use commercially reasonable efforts to cause such unaffiliated Eligible Project Owner or Eligible Project Operator to, ensure that each shipment of Eligible Project Minerals is adequately insured in such amounts and with such coverage as is customary in the mining industry, until the time that the Refined Gold in respect of such Eligible Project Minerals is Delivered to the Purchasers.
(c)	The Seller shall or in the case of an unaffiliated Eligible Project Owner or Eligible Project Operator use commercially reasonable efforts to cause such unaffiliated Eligible Project Owner or Eligible Project Operator to, promptly provide the Purchasers with written notice of any material loss or damage suffered to the Eligible Project Property, the Eligible Projects or any Eligible Project Minerals and whether the Seller or any of its Affiliates plans to make any insurance claim.
8.8	Authorizations

The Seller shall be responsible, at its own expense, for obtaining and maintaining any Authorizations and Other Rights required in order to perform its obligations under this Agreement, including the sale and delivery of Refined Gold to the Purchasers.

8.9	Amendments to JV Agreement

No i-80 Group Entity shall amend, supplement, terminate or otherwise modify any of the JV Agreements without the prior written consent of the Purchasers’ Agent, where such amendment, supplement, termination or modification would (i) have a material adverse impact on the rights and entitlements of the Purchasers’ under this Agreement or (ii) would reduce the ownership interest of the applicable i-80 Group Entity under the JV Agreement.

9.	representations and warranties
9.1	Representations and Warranties of the Purchaser

Each of the Purchasers represents and warrants to the i-80 Group Entities as follows and acknowledges that the i-80 Group Entities are relying upon such representations and warranties in connection with the entering into of this Agreement.

(a)	Such Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation, and has all requisite power and authority to execute and deliver, and perform its obligations under this Agreement.
(b)	The execution and delivery by such Purchaser of, the performance of its obligations under, and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or other action of such Purchaser, as applicable, and do not and will not:
(i)	contravene the terms of its constating documents;
(ii)	conflict with, result in a breach of, or constitute a default or an event creating rights of acceleration, termination, modification or cancellation or a loss of rights under (with or without the giving notice or lapse of time or both), any written or oral contract, agreement, license, concession, indenture, mortgage, debenture, note or other instrument to which it is a party, subject or otherwise bound (including with respect to its assets) except in each case as would not have a material adverse effect on its ability to perform its obligations under this Agreement; or
(iii)	violate in any material respect any Applicable Law to which it is subject or otherwise bound (including with respect to its assets).
(c)	This Agreement has been duly and validly executed and delivered by such Purchaser, and constitutes a legal, valid and binding obligation of such Purchaser, enforceable against it in accordance with its terms, except to the extent enforcement may be affected by Applicable Laws and regulations relating to bankruptcy, reorganization, insolvency and creditors’ rights and by the availability of injunctive relief, specific performance and other equitable remedies.
(d)	Such Purchaser is not required to give any notice to, make any filing with or obtain any authorization, consent, Order or approval of any Person in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated herein, in each case, other than as have been obtained or, if not obtained, would not have a material adverse effect on its ability to perform its obligations under this Agreement.
9.2	Representations and Warranties of the i-80 Group Entities

Each of the i-80 Group Entities, jointly and severally, represents and warrants to the Purchaser as follows and acknowledges that the Purchasers are relying upon such representations and warranties in connection with the entering into of this Agreement.

(a)	Each i-80 Group Entity is:
(i)	duly organized, validly existing and in good standing (if applicable) under the laws of the jurisdiction of its formation, and has all requisite power and authority to execute and deliver, and perform its obligations under this Agreement;
(ii)	qualified or licensed to do business and is in good standing (if applicable) in each jurisdiction in which the nature of its business or the nature and location of its assets requires such qualification or licensing; and

(iii)	has all requisite power and authority to own and lease its assets and carry on its business.
(b)	The execution and delivery by each i-80 Group Entity of, the performance of its obligations under, and the consummation of the transactions contemplated by this Agreement, have been duly authorized by all necessary corporate or other action of such i-80 Group Entity, as applicable, and do not and will not:
(i)	contravene the terms of the constating documents of such i-80 Group Entity;
(ii)	conflict with, result in a breach of, or constitute a default or an event creating rights of acceleration, termination, modification or cancellation or a loss of rights under (with or without the giving notice or lapse of time or both), any written or oral contract, agreement, license, concession, indenture, mortgage, debenture, note or other instrument to which any i-80 Group Entity is a party, subject or otherwise bound (including with respect to its assets) in each case except as would not have a Material Adverse Effect; or
(iii)	violate in any material respect any Applicable Law to which any i-80 Group Entity is subject or otherwise bound (including with respect to its assets).
(c)	This Agreement has been duly and validly executed and delivered by each i-80 Group Entity. This Agreement constitutes a legal, valid and binding obligation of each i-80 Group Entity, enforceable against such i-80 Group Entity in accordance with its terms, except to the extent enforcement may be affected by Applicable Laws and regulations relating to bankruptcy, reorganization, insolvency and creditors’ rights and by the availability of injunctive relief, specific performance and other equitable remedies.
(d)	No i-80 Group Entity is required to give any notice to, make any filing with or obtain any authorization, consent, Order or approval of any Person in connection with the execution, delivery or performance of the obligations of the i-80 Group Entities under this Agreement or the consummation of the transactions contemplated herein, in each case, other than as have been obtained or, if not obtained, would not have a Material Adverse Effect.
(e)	Schedule 9.2(e) sets forth the true and complete list of all Subsidiaries of the Corporation, including the type and number of issued and outstanding shares or other equity interests of each such Subsidiary and the Person in whose name such shares or equity interests are registered. No Person (other than any Guarantor) has any option, warrant, right (pre-emptive, contractual or otherwise) or other security or conversion privilege of any kind that is exercisable or convertible into, or exchangeable for, or otherwise carries the right of the holder to purchase or otherwise acquire (whether or not subject to conditions) common shares or other equity interests of any Subsidiary of the Corporation. Schedule 9.2(e) sets forth all joint purchasing arrangements, joint ventures, partnerships and other joint enterprises with the Seller and each other Guarantor and its equity interests in such joint enterprise.
(f)	Schedule 9.2(f) sets out a full and complete list of the ownership interests in respect of each Eligible Project as of the date hereof. Except as set forth in Schedule 9.2(f), no Person has a direct or indirect ownership interest in any Eligible Project Owner or the Eligible Project Real Property or is otherwise involved in any manner in the operation of the Eligible Projects.

(g)	Schedule 9.2(g) set out a complete and accurate list of the Eligible Project Real Property. The Eligible Project Owners, subject to Permitted Encumbrances:
(i)	have valid and subsisting leasehold title to all leases of real property and mineral claim included within the Eligible Project Real Property;
(ii)	have valid possessory and record title to all mineral concessions included within the Eligible Project Real Property, except for such mineral interests that are leased to the Eligible Project Parties and are covered under paragraph (i); and
(iii)	have good and marketable title to such other real property interests included within the Eligible Project Real Property and not otherwise included under paragraphs (i) and (ii).

Such Eligible Project Real Property is free and clear of all Encumbrances other than Permitted Encumbrances.

(h)	Without limiting the generality of Section 9.2(g),
(i)	except to the extent that Eligible Project Minerals are required to be processed pursuant to the Toll Milling Agreements prior to the completion of the Lone Tree Processing Facility, the Eligible Projects Real Property constitutes all real property, mineral, surface interests and ancillary rights necessary for the development, construction and mining operations of the Eligible Projects, as currently operated and as contemplated to be developed and operated, substantially in accordance with the Eligible Project Mine Plans; and
(ii)	other than pursuant to Applicable Laws, there are no restrictions on the ability of the Eligible Project Owners to exploit the Eligible Projects Real Property.
(i)	No i-80 Group Entity is insolvent within the meaning of Applicable Law.
(j)	There are no circumstances, conditions or changes in effect which have had, or could reasonably be expected to have, a Material Adverse Effect on any of the Granite Creek Project, the McCoy-Cove Project, or the Ruby Hill Project.
10.	Indemnification

The i-80 Group Entities jointly and severally agree to indemnify and save the Purchasers and their Affiliates and the directors, officers, employees and agents of the foregoing harmless from and against any and all Losses suffered or incurred by any of them as a result of, in respect of, or arising as a consequence of the Purchasers entering into this Agreement and the matters contemplated therein, including:

(a)	any breach or inaccuracy of any representation or warranty of the i-80 Group Entities contained in this Agreement or in any document, instrument or agreement delivered pursuant hereto;
(b)	any breach, including breach due to non-performance, by the i-80 Group Entities of any covenant or agreement to be performed by any of the i-80 Group Entities contained in this Agreement or in any document, instrument or agreement delivered pursuant hereto;

(c)	the development or operation of the Eligible Projects;
(d)	the failure of any i-80 Group Entities to comply with any Applicable Law, including any Applicable Law relating to environmental matters and reclamation obligations or the corruption of public officials, with respect to the Projects; and
(e)	the physical environmental condition of the Eligible Projects and matters of health and safety related thereto or any action or claim brought with respect thereto (including conditions arising before the date of this Agreement), provided that the foregoing shall not apply to any Losses to the extent they arise primarily from the gross negligence or willful misconduct of such indemnified persons.

11.	GUARANTEED OBLIGATIONS
11.1	Guarantee
(a)	Each of the Guarantors does hereby absolutely, unconditionally and irrevocably guarantee the prompt and complete observance and performance of each and all the terms, covenants, conditions and provisions to be observed or performed by the Seller pursuant to this Agreement (the “Guaranteed Obligations”). Each Guarantor shall be obligated to perform all of the Guaranteed Obligations upon the default or non-performance thereof by the Seller.
(b)	The obligations of each Guarantor under this Section 11.1 are continuing, unconditional and absolute and, without limitation, will not be released, discharged, limited or otherwise affected by (and the Guarantor hereby consents to or waives, as applicable, to the fullest extent permitted by Applicable Law):
(i)	any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any of the Guaranteed Obligations, security, Person or otherwise;
(ii)	any modification or amendment of or supplement to the Guaranteed Obligations, including any increase or decrease in deliveries of Refined Gold thereunder;
(iii)	any release, non-perfection or invalidity of any direct or indirect security for any of the Guaranteed Obligations;
(iv)	any winding-up, dissolution, insolvency, bankruptcy, reorganization or other similar proceeding affecting the Seller;
(v)	the existence of any claim, set-off or other rights which the Guarantor or the Seller may have at any time against any Purchaser;
(vi)	any invalidity, illegality or unenforceability relating to or against the Seller or any provision of Applicable Law or regulation purporting to prohibit the delivery by the Seller of any Refined Gold under the Guaranteed Obligations;
(vii)	any limitation, postponement, prohibition, subordination or other restriction on the rights of any Purchaser to performance of the Guaranteed Obligations;

(viii)	any addition of any co-signer, endorser or other guarantor of the Guaranteed Obligations;
(ix)	any defence arising by reason of any failure of any Purchaser to make any presentment, demand for performance, notice of non-performance, protest or any other notice, including notice of acceptance of this Agreement, partial performance or non-performance of any of the Guaranteed Obligations or the existence, creation or incurring of new or additional Guaranteed Obligations;
(x)	any defence arising by reason of any failure of any Purchaser to proceed against the Seller or any other Person, to proceed against, apply or exhaust any security held from the Seller or any other Person for the Guaranteed Obligations or to pursue any other remedy in the power of the Purchasers whatsoever;
(xi)	any law which provides that the obligation of a guarantor must neither be larger in amount nor in other respects more burdensome than that of the principal obligation or which reduces a guarantor’s obligation in proportion to the principal obligation;
(xii)	any defence arising by reason of any incapacity, lack of authority or other defence of the Seller or any other Person, or by reason of the cessation from any cause whatsoever of the liability of the Seller or any other Person in respect of any of the Guaranteed Obligations, except as a result of the payment or fulfillment in full of the Guaranteed Obligations, whether by contract, operation of law or otherwise;
(xiii)	any defence arising by reason of any failure by any Purchaser to obtain, perfect or maintain a perfected or prior (or any) Encumbrance upon any property of the Seller or any other Person, or by reason of any interest of any Purchaser in any property, whether as owner thereof or the holder of an Encumbrance thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment by any Purchaser of any right to recourse or collateral;
(xiv)	any defence arising by reason of the failure of any Purchaser to marshal any properties;
(xv)	any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against the Seller, or any other Person, including any discharge of, or bar against collecting, any of the Guaranteed Obligations, in or as a result of any such proceeding; or
(xvi)	any other act or omission to act or delay of any kind by the Seller, any Purchaser or any other circumstance whatsoever, whether similar or dissimilar to the foregoing, which might, but for the provisions of this Section 11.1(b), constitute a legal or equitable discharge, limitation or reduction of the obligations of the Seller or the Guarantors hereunder (other than the performance in full of all of the Guaranteed Obligations).

To the extent permitted by Applicable Law, the foregoing provisions of this Section 11.1(b) apply (and the waivers set out therein will be effective) even if the effect of any action (or failure to take action) by the Seller is to destroy or diminish any subrogation rights of the Guarantor or any rights of the Seller or the Guarantor to proceed against any Purchaser for reimbursement or to recover any contribution from any other Person.

(c)	No Purchaser shall be bound to exhaust its recourse against the Seller or any other Persons or to realize on any securities it may hold in respect of the Guaranteed Obligations before being entitled to payment or performance from a Guarantor under this Section 11.1 and the Guarantor hereby renounces all benefits of discussion and division.
11.2	Transfers of Guarantor Obligations

The Seller shall cause any Person who proposes to acquire a direct or indirect ownership interest in the Guarantor, any i-80 Group Entity other than the Corporation or any Eligible Project Property which is wholly-owned by an i-80 Group Entity to, as a condition to the completion of such acquisition, enter into an agreement, in form and substance satisfactory to the Purchasers’ Agent, acting reasonably, to be bound by this Agreement as a Guarantor or become so bound by operation of law.

12.	TRANSFER RIGHTS
12.1	Transfer Rights of Purchasers
(a)	Any Purchaser may Transfer, in whole or in part, its rights and obligations under this Agreement to any Person without the Seller’s consent and upon such Transfer and, following written notice to the Seller, such Purchaser will be released from such Transferred obligations under this Agreement. The Seller shall agree in writing with any transferee to be bound by this Agreement.
(b)	Following any Transfer by a Purchaser, the Purchasers’ Agent shall provide to the other Parties an updated Schedule A and such schedule shall be Schedule A for all purposes under this Agreement.
12.2	Transfer Rights of Seller
(a)	The Seller may not Transfer, in whole or in part, its rights and obligations under this Agreement without the prior written consent of the Purchasers’ Agent.
(b)	Subject to Section 12.2(c), the i-80 Group Entities may Transfer any interest in the Projects or JV Agreements without the prior written consent of the Purchasers’ Agent.
(c)	In the event an i-80 Group Entity Transfers any interest in a Producing Project, including in an applicable JV Agreement to a third party that is not an i-80 Group Entity the Seller shall pay to each Purchaser an amount equal to the applicable Purchaser’s Share of an amount equal to the applicable Project Transfer Fee.
(d)	In the event an i-80 Group Entity Transfers any interest in a Producing Project, including in an applicable JV Agreement, the Seller shall be entitled to set off any future Delivery obligations in respect of Refined Gold by Eligible Projects, in an amount of up to the Annual Gold Quantity in a given calendar year, against the Annual Gold Quantity in any calendar year that is included in the Project Transfer Fee formula by the number of ounces of Refined Gold equal to the Project Transfer Fees paid in respect of such Project divided by $[Redacted - commercially sensitive information]. For greater certainty, there will be no change to the Annual Gold Quantity for a given calendar year as a result of this Section 12.2(d) for any calendar years remaining during the term of this Agreement if such calendar years are not included in the Project Transfer Fee formula with respect to such Transfer.

13.	The Purchasers and The Purchasers’ Agent
13.1	Decision-Making

Any amendment, waiver, discharge or termination with respect to this Agreement relating to the following matters shall be effective only if agreed between the Seller and the each of the Purchasers:

(a)	any amount payable or deliverable by the Seller to the Purchasers, or any alteration in the currency or mode of calculation or computation of any amount payable or deliverable by the Seller to the Purchasers hereunder;
(b)	any change to the purchase price, including the definition of Quotational Period, other than as set forth in this Agreement;
(c)	any provision of this Article 13; or
(d)	the reduction or elimination of any rights of any Purchaser, acting alone or together with other Purchasers, to exercise any rights or receive any information.

Except for the matters described in this Section 13.1 above or otherwise expressly provided for in this Agreement, any amendment, waiver, discharge or termination with respect to this Agreement shall be effective only if agreed between the Seller and the Majority Purchasers in writing, and any such amendment, waiver, discharge or termination that is so agreed shall be final and binding upon all of the Purchasers. Subject to the other provisions of this Section 13.1, where the terms of this Agreement refer to any action to be taken by the Purchasers or to any such action that requires the consent or other determination of the Purchasers, the action taken by and the consent or other determination given or made by the Majority Purchasers shall, except to the extent that this Agreement expressly provides to the contrary, constitute the action or consent or other determination of the Purchasers.

The Purchasers’ Agent shall provide the other Purchasers with copies of all amendments, waivers or consents provided by the Purchasers’ Agent with respect to any provisions of the Agreement promptly upon execution thereof.

To the extent that any of the Purchasers has an interest in the subject matter of any decision (other than the appointment of the Purchasers’ Agent) requiring approval of the Purchasers and such interest is adverse in any material respect from the interest of the other Purchasers, in their capacity as Purchasers, such Purchaser’s Share shall be disregarded in determining the approval of the Majority Purchasers.

13.2	Purchasers’ Obligations Several; No Partnership

The obligations of each Purchaser under this Agreement are several and not joint or joint and several. No Purchaser shall be responsible for the obligations of any other Purchaser hereunder. Neither the entering into of this Agreement nor the completion of any transactions contemplated herein shall constitute the Purchasers a partnership.

13.3	Purchasers’ Agent
(a)	From time to time, the Purchasers may authorize one of the Purchasers, or an Affiliate of one of the Purchasers to act as the Purchasers’ Agent for taking the actions of the Purchasers’ Agent specified under the Agreement. The Purchasers’ Agent shall be OMF Fund II (O) Ltd. or as otherwise may be designated from time to time by notice in writing from the Majority Purchasers to the other Parties.
(b)	In exercising its duties hereunder, the Purchasers’ Agent may engage and pay for the advice or services of any lawyers, accountants or other experts whose advice or services may to it seem necessary, expedient or desirable and rely upon any advice so obtained. The Purchasers’ Agent may refrain from exercising any right, power or discretion vested in it under this Agreement which would or might in its opinion in its sole discretion be contrary to any Applicable Law or otherwise render it liable to any Person, and may do anything which is in its opinion in its sole discretion necessary to comply with any such Applicable Law. The Purchasers’ Agent shall not be bound to disclose to any Person any information relating to any i-80 Group Entity if such disclosure would or might in its opinion in its sole discretion constitute a breach of Applicable Law or be otherwise actionable at the suit of any Person.
(c)	The Purchasers’ Agent shall not accept any responsibility for the accuracy and/or completeness of any information supplied in connection herewith and the Purchasers’ Agent shall not be under any liability to any Purchaser as a result of taking or omitting to take any action in relation to the Agreement save in the case of the Purchasers’ Agent’s gross negligence or wilful misconduct.
(d)	Each Purchaser shall, on demand by the Purchasers’ Agent, indemnify the Purchasers’ Agent pro rata (based on the applicable Purchaser’s Share), against any and all costs, claims, reasonable expenses (including legal fees) and liabilities which the Purchasers’ Agent may incur (and which, where applicable, have not been reimbursed by the Seller) to the extent required hereunder, otherwise than by reason of its own gross negligence or wilful misconduct, in acting in its capacity as the Purchasers’ Agent under this Agreement.
13.4	Sharing of Information

The Purchasers may, but shall not be required to, share among themselves any information they may have from time to time concerning the i-80 Group Entities whether or not such information is confidential, provided that any Confidential Information so shared will remain subject to the terms and conditions of Article 16. Each i-80 Group Entity authorizes the Purchasers to share among each other any information possessed by any of them regarding the i-80 Group Entities, subject to obligations of the Purchasers under Article 16.

13.5	Amendments to this Article

The Purchasers may amend any provision in this Article 13 without prior notice to or the consent of the Seller, and the Purchasers shall provide a copy of any such amendment to the Seller reasonably promptly thereafter; provided, however, that if any such amendment would adversely affect any rights, entitlements, obligations or liabilities of any of the i-80 Group Entities, including pursuant to Article 16, such amendment shall not be effective until the Seller provides its written consent thereto, such consent not to be unreasonably withheld or delayed.

13.6	Number of Purchasers

If at any time there are more than three Purchasers then, during the period there are more than three Purchasers, the Seller may satisfy its obligations to the Purchasers to deliver Refined Gold to the Purchasers under Section 3.3 and to provide notices, documents, information and reports, as applicable, including under Sections 3.3(c), 3.5, 7.1, 7.2, 7.3, 7.4, 8.7(c), 12.2 and 16.2(b) by making deliveries or providing notices, documents, information and reports, as applicable, to the Purchasers’ Agent.

14.	Governing Law and Attornment
(a)	This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without reference to conflicts of law rules, and subject to Section 15, each of the parties irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.
(b)	The United Nations Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.
15.	disputes and ARBITRATION
(a)	Any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or validity thereof which has not been resolved by the Parties within the time frames specified herein (or where no time frames are specified, within 15 days of the delivery of written notice by any Party of such dispute, controversy or claim) shall be referred to the chief executive officer of the Corporation and the General Counsel of each of the Purchasers for prompt resolution. Any such dispute, controversy or claim which cannot be resolved by the chief executive officer and respective General Counsels within 15 days after it has been so referred to them hereunder, including the determination of the scope or applicability of this Agreement to arbitrate, shall be settled by binding arbitration administered by the International Center for Dispute Resolution, and any Party may so refer such dispute, controversy or claim to binding arbitration. Such referral to binding arbitration shall be to three qualified arbitrators in accordance with the Arbitration Rules, as may be amended from time to time, which Arbitration Rules shall govern such arbitration proceeding. The Party referring the matter to arbitration shall propose the name of the person it wishes to appoint as one of the three arbitrators. Within 20 days after receipt of such notice, the responding Party shall give notice to the referring Party advising of the person it wishes to appoint as the second of the three arbitrators. Those two persons nominated as arbitrators shall, within 20 days of receipt of the responding Party’s notice, appoint a third arbitrator. If such two nominees are unable to agree upon a third arbitrator within such 20-day period or the responding Party fails to notify the referring Party of the person it wishes to appoint as the second arbitrator within the applicable 20-day period, then in either case such arbitrator or arbitrators shall be chosen by ADR Chambers Inc., Toronto, Ontario at the written request of any Party. The place of arbitration shall be Toronto, Ontario, and the language of arbitration shall be English. The determination of such arbitrator shall be final and binding upon the Parties and the costs of such arbitration shall be as determined by the arbitrator. Judgment on the award may be entered in any court having jurisdiction. This Article 15 shall not preclude the Parties from seeking provisional remedies in aid of arbitration from a court of competent jurisdiction. The Parties covenant and agree that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.

(b)	The arbitration, including any settlement discussions between the Parties related to the subject matter of the arbitration shall be conducted on a private and confidential basis and any and all information exchanged and disclosed during the course of the arbitration shall be used only for the purposes of the arbitration and any appeal therefrom. Neither party shall communicate any information obtained or disclosed during the course of the arbitration to any third party except to those experts or consultants employed or retained by, or consulted about retention on behalf of, such party in connection with the arbitration and solely to the extent necessary for assisting in the arbitration, and only after such Persons have agreed to be bound by these confidentiality conditions. In the event that disclosure of any information related to the arbitration is required to comply with Applicable Law or court order, the disclosing party shall promptly notify the other parties of such disclosure, shall limit such disclosure limited to only that information so required to be disclosed and shall have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled.
16.	CONFIDENTIALITY AND DISCLOSURES
16.1	Confidentiality
(a)	Each Party (a “Receiving Party”) agrees that it shall maintain as confidential and shall not disclose, and shall cause its Affiliates, employees, officers, directors, advisors and representatives to maintain as confidential and not to disclose, the terms contained in this Agreement and all information (whether written, oral or in electronic format) received or reviewed by it as a result of, pursuant to or in connection with this Agreement (collectively, the “Confidential Information”), provided that a Receiving Party may disclose Confidential Information in the following circumstances:
(i)	to its auditor, legal counsel, lenders, underwriters and investment bankers and to persons, including any proposed transferee under Article 12 (“Third Parties”) with which it is considering or intends to enter into a transaction for which such Confidential Information would be relevant (and to advisors and representatives of any such Person), provided that (i) such persons are advised of the confidential nature of the Confidential Information, undertake to maintain the confidentiality of it and are strictly limited in their use of the Confidential Information to those purposes necessary for such persons to perform the services for which they were, or are proposed to be, retained by the Receiving Party or to consider or effect the applicable transaction, as applicable and (ii) in the case of Third Parties, such Third Parties shall not be provided with Confidential Information other than an unredacted copy of this Agreement and any related agreements entered into in connection herewith and information regarding deliveries and payments received hereunder, without the prior written consent of the Seller or the Purchaser, as the case may be, such consent not to be unreasonably withheld;
(ii)	subject to Section 16.2, where that disclosure is necessary to comply with Applicable Laws, court order or regulatory request, provided that such disclosure is limited to only that Confidential Information so required to be disclosed and, where applicable, that the Receiving Party will have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled;

(iii)	for the purposes of the preparation and conduct of any arbitration or court proceeding commenced under Section 15;
(iv)	where such information is already available to the public other than by a breach of the confidentiality terms of this Agreement or is known by the Receiving Party prior to the entry into of this Agreement or obtained independently of this Agreement and the disclosure of such information would not breach any other confidentiality obligations;
(v)	with the consent of the disclosing Party;
(vi)	to its Affiliates and those of its and its Affiliates’ directors, officers, employees, advisors and representatives who need to have knowledge of the Confidential Information; and
(vii)	in the case of any Purchaser and its Affiliates, to any limited partner or co-investor or prospective limited partner or co-investor in or with a private equity fund managed by such Purchaser or Affiliates of such Purchaser, to the extent such information is reasonably relevant to the current investment or future investment decision of any such limited partner or co-investor or prospective limited partner or co-investor, provided that such persons undertake to maintain the confidentiality of it and are strictly limited in their use of the confidential information for the purpose of making an investment decision in or with respect to such Purchaser or Affiliates of such Purchaser.
(b)	Each Party shall ensure that its Affiliates and its and its Affiliates’ employees, directors, officers, advisors and representatives and those persons listed in Section 16.1(a) and 16.1(a)(vii) are made aware of this Section 16.1 and comply with the provisions of this Section 16.1. Each Party shall be liable to the other Party for any improper use or disclosure of such terms or information by such persons.
(c)	No Party shall file this Agreement on SEDAR without reasonable prior consultation with the other Parties and the Parties shall consult with each other with respect to any proposed redactions to this Agreement in compliance with Applicable Laws before it is filed on SEDAR.
16.2	Press Releases and Public Disclosure
(a)	The Parties shall consult with each other before either of them or their respective Affiliates issues any press release or otherwise makes any public disclosure regarding this Agreement or the transactions contemplated hereby and shall not, and shall cause their respective Affiliates to not, issue any such press release or make any such public disclosure before receiving the consent of the other of them. Nothing in this Section 16.2(a) prohibits a Party from issuing a press release or making other disclosure required by Applicable Law if the Party or its Affiliate making the disclosure has first consulted with the other Party.
(b)	If the Corporation or any of its Affiliates is required by Applicable Law to file a copy of this Agreement on SEDAR (or otherwise publicly file a copy of this Agreement), the Corporation (or such Affiliate) shall consult with the Purchasers with respect to, and agree upon, any proposed redactions to this Agreement in compliance with Applicable Laws before it is filed on SEDAR (or otherwise). If the Parties are unable to agree on such redactions, the Corporation (or such Affiliate) shall redact this Agreement to the fullest extent permitted by Applicable Laws before filing it on SEDAR (or otherwise).

17.	NOTICES
(a)	Unless otherwise specifically provided in this Agreement, any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered by hand to an officer or other responsible employee of the addressee or transmitted by electronic communication, addressed to:

If to the Seller, or any Guarantor:

[Redacted - personal information]

with a copy to:

[Redacted - personal information]

If to the Purchasers’ Agent:

[Redacted - personal information]

with a copy to:

[Redacted - personal information]

If to a Purchaser, in accordance with the details specified on Schedule A.

or at such other address or email address as such Party from time to time directs in writing to the other Party.

(b)	Any notice or other communication given in accordance with this Section 17, if delivered by hand as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Business Day and such delivery is received before 4:00 p.m. at the place of delivery; otherwise, it shall be deemed to be validly and effectively given on the Business Day next following the date of delivery. Any notice of communication which is transmitted by electronic mail as aforesaid, shall be deemed to have been validly and effectively given on the date of transmission if such date is a Business Day and such transmission was received before 4:00 p.m. at the place of receipt; otherwise it shall be deemed to have been validly and effectively given on the next Business Day following such date of transmission.
(c)	A notice given under Section 17(a) by any Purchaser to the Seller or a Guarantor shall constitute simultaneous due notice to the Seller and all of the Guarantors for the purpose of this Agreement.
(d)	Any notices and communications given in respect of this Agreement must be given in the English language, or if given in any other language, that notice or communication must be accompanied by an English translation of it, which must be certified as being a true and correct translation of the notice or communication.

18.	MISCELLANEOUS
18.1	Further Assurances

Each Party shall execute all such further instruments and documents and shall take all such further actions as may be necessary to effect the transactions contemplated herein, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise. The Parties agree to use commercially reasonable efforts to amend or supplement this Agreement as may be required in order to include an additional i-80 Group Entity as seller.

18.2	No Partnership or Joint Venture

Nothing herein shall be construed to create, expressly or by implication, a joint venture, agency relationship, fiduciary relationship, mining partnership, commercial partnership or other partnership relationship between the Parties.

18.3	Severability

If any provision of this Agreement is wholly or partially invalid, illegal or unenforceable, this Agreement shall be interpreted as if such provision had not been a part hereof so that the invalidity, illegality or unenforceability shall not affect the validity, legality or unenforceability of the remainder of this Agreement which shall be construed as if this Agreement had been executed without such provision.

18.4	Entire Agreement

This Agreement constitutes the entire agreement among the Parties pertaining to the subject matter hereof and supersedes all prior agreements, negotiations, discussions and understandings, written or oral, among the Parties.

18.5	Amendments

This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the Parties.

18.6	Waivers

The failure by any Party to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision unless such waiver is acknowledged in writing, nor shall such failure affect the validity of this Agreement or any part thereof or the right of a Party to enforce each and every provision. No waiver of a breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

18.7	Specific Performance

The i-80 Group Entities acknowledge that any breach of this Agreement may cause the Purchasers irreparable harm for which damages are not an adequate remedy. The i-80 Group Entities agree that, in the event of any such breach, in addition to other remedies at law or in equity that the Purchasers may have, the Purchasers shall be entitled to seek specific performance.

18.8	Benefit of Agreement

This Agreement is intended for the benefit of the Parties and their respective successors and permitted assigns and, except for the indemnified Persons referred to in Section 10, is not for the benefit of, nor may any provision in this Agreement be enforced by, any other Person. With respect to any indemnified Person who is not a party to this Agreement, the Purchasers shall obtain and hold the rights and benefits of Section 10 in trust for and on behalf of such indemnified Person.

18.9	Costs and Expenses

The Seller shall be responsible for all reasonable costs and expenses incurred by the Purchasers and their Affiliates in connection with the negotiation and preparation of this Agreement, provided that the Purchasers shall use commercially reasonable efforts to keep such costs and expenses to a minimum.

18.10	Execution in Counterparts

This Agreement may be executed in one or more counterparts and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which when taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier or electronic format shall be effective as delivery of a manually executed counterpart of this Agreement.

[Signature pages follow.]

IN WITNESS WHEREOF this Agreement has been executed by the Parties as of the date first above written.

i-80 GOLD CORP.
By:	(signed) "Ewan Downie"
Name: Ewan Downie
Title: Chief Executive Officer

PREMIER GOLD MINES USA, INC.
By:	(signed) "Ewan Downie"
Name: Ewan Downie
Title: President and Secretary

GOLDCORP DEE LLC, by PREMIER GOLD MINES USA, INC., as Managing Member
By:	(signed) "Ewan Downie"
Name: Ewan Downie
Title: President and Secretary

PREMIER GOLD MINES NEVADA INC.
By:	(signed) "Ewan Downie"
Name: Ewan Downie Title: President and Secretary

AU-REKA GOLD LLC
By:	(signed) "Ewan Downie"
Name: Ewan Downie
Title: President and Secretary

[Signature Page to Offtake Agreement]

OSGOOD MINING COMPANY, LLC
By:	(signed) "Ewan Downie"
Name: Ewan Downie
Title: President and Secretary

RUBY HILL MINING COMPANY, LLC
By:	(signed) "Ewan Downie"
Name: Ewan Downie
Title: President and Secretary

[Signature Page to Offtake Agreement]

OMF FUND II (O) LTD.
By:	(signed) “Garth Ebanks”
Name: Garth Ebanks
Title: Director

OMF FUND III (CR) LTD.,
By:	(signed) "Garth Ebanks"
Name: Garth Ebanks
Title: Director

OMF FUND II (O) LTD., as Purchasers’ Agent
By:	(signed) "Garth Ebanks"
Name: Garth Ebanks
Title: Director

[Signature Page to Offtake Agreement]

Schedule A

Purchasers

[Redacted - commercially sensitive information]

Schedule 1.1

Permitted Royalties

[Redacted - commercially sensitive information]

Schedule 9.2(e)

Subsidiaries

[Redacted - commercially sensitive information]

Schedule 9.2(f)

Eligible Project Ownership Interests

[Redacted - commercially sensitive information]

Schedule 9.2(g)

Eligible Project Real Property

[Redacted - commercially sensitive information]